Exhibit 99.4

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of March 29, 2016

by and among

STANTEC INC.,

MUSTANG ACQUISITION, INC.

and

MWH GLOBAL, INC.

i

TABLE OF CONTENTS (CONT’D)

ii

TABLE OF CONTENTS (CONT’D)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 29, 2016 (this “Agreement”), is entered into by and among Stantec Inc., a Canadian corporation (“Parent”), Mustang Acquisition, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and MWH Global, Inc., a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.14.

W I T N E S S E T H

WHEREAS, Parent wishes to acquire the Company through a merger of Merger Sub with and into the Company (the “Merger”) pursuant to the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, shares of two of the Company’s indirect subsidiaries: MWH Holdings B.V., a Netherlands private limited company (“BV Sub”), and MWH Holdings Limited, a New Zealand limited company (“NZ Sub”), are owned by certain of the Company’s employees;

WHEREAS, Parent wishes to acquire all of the shares of BV Sub and NZ Sub that are not owned directly or indirectly by the Company through the transactions set forth in this Agreement (the “Subsidiary Transactions”);

WHEREAS, the board of directors of the Company has unanimously (a) approved the Company’s execution and delivery of and performance under this Agreement, (b) declared that the Transactions are advisable, fair to and in the best interests of its stockholders and (c) resolved to recommend that the Company’s stockholders approve the adoption of this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously approved Merger Sub’s execution and delivery of and performance under this Agreement and declared that the Transactions are advisable, fair to and in the best interests of Mustang Acquisition Holdings, Inc., its sole stockholder;

WHEREAS, the board of directors of Parent has unanimously approved Parent’s execution and delivery of and performance under this Agreement and the Transactions and Mustang Acquisition Holdings, Inc. will, immediately following the execution of this Agreement, as sole stockholder of Merger Sub, adopt this Agreement;

WHEREAS, in connection with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain financial institutions have executed and delivered one or more commitment letters with respect to certain equity or debt facilities, the proceeds of which, among other uses, will be used by Parent to fund the payment of all or a portion of the aggregate Per Share Merger Consideration and other amounts payable under this Agreement (such commitment letters, the “Financing Commitment Letters”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the stockholders of the Company set forth on Exhibit A are executing and delivering voting support agreements in favor of Parent and Merger Sub (the “Support Agreements”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the employees of the Company set forth on Exhibit B are entering into employment agreements (the “Employment Agreements”), which Employment Agreements shall be effective at the Closing in accordance with the terms and conditions therein;

WHEREAS, prior to the date hereof, Parent has caused to be filed a confidential application with the New Zealand Takeovers Panel (the “Takeovers Panel”) seeking an exemption from Rule 6(1)(a) of the New Zealand Takeovers Code Approval Order 2000 (the “Takeovers Code”) in respect of the Transactions (the “Exemption Application”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger and shall continue its existence as an indirect, wholly-owned subsidiary of Parent under the Laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation”.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, Illinois 60654 at 10:00 a.m. (local time) on (a) the date that is three (3) Business Days after the date on which all of the conditions to the obligations of the parties to consummate the Transactions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (by the party entitled to grant such waiver) of those conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, provided that all such conditions (other than those conditions that by their terms are to be satisfied at the Closing) continue to be satisfied at all times during such three (3) Business Day period until the Closing or (b) if the Marketing Period has not ended at the time of the date set forth in clause (a)

above, the earlier of (i) a Business Day during the Marketing Period specified by Parent on no fewer than three (3) Business Days written notice to the Company and (ii) the second (2nd) Business Day following the final date of the Marketing Period, subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions to the Closing set forth in Article VI as of the date the Closing is to occur pursuant to this clause (b), or (c) such other date, time or place is agreed to in writing by the parties hereto; provided, that, documents may be delivered and exchanged at the Closing by facsimile, PDF or other electronic means. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, and otherwise satisfying the applicable requirements of, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Merger, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company (which shall be “MWH Global, Inc.”) and any changes necessary so that they shall be in compliance with Section 5.8) the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time and as so amended and restated shall be the certificate of incorporation and bylaws of Surviving Corporation until thereafter amended as provided therein or by applicable Laws (and subject to Section 5.8).

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the individuals listed on Schedule 1.6 to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(c) Parent will cause Mustang Acquisition Holdings, Inc. to take all actions necessary to approve and implement the Transactions in accordance with this Agreement.

Section 1.7 Acquisition of BV Shares.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event no later than the date the Proxy Statement is mailed), the Company shall cause MWH Holdings, Inc. (“Holdings”) or one of its Affiliates to make an offer to each holder of BV Shares, other than Holdings and MEL (each a “BV Minority Shareholder”), to purchase and transfer all of each such BV Minority Shareholders’ BV Shares for the Per Share Merger Consideration per BV Share (net of amounts owning under the Stockholders Notes, as applicable) by delivering to each BV Minority Shareholder a share purchase agreement substantially in the form attached hereto as Exhibit C, including all exhibits and schedules thereto (the “BV Share Purchase Agreement”), along with a copy of the Proxy Statement and a cover letter describing the Transactions (the “BV Offer Package”). The Company shall provide Parent a reasonable opportunity to review and comment on the BV Offer Package prior to its dissemination to the BV Minority Shareholders and shall consider in good faith any comments proposed by Parent.

(b) The Company shall, and shall cause each of its applicable Subsidiaries to, use its best efforts to have each BV Minority Shareholder execute and deliver the BV Share Purchase Agreement prior to the Effective Time.

(c) The Company shall use its reasonable best efforts to ensure that the supervisory board of BV Sub (i) approves the transfer of the BV Shares to Holdings or one of its Affiliates and (ii) terminates the Staff Share Ownership Plan of BV Sub as of the first date after the Effective Time on which no BV Minority Shareholder holds any BV Shares.

(d) At or promptly following the Effective Time (but in no event more than five (5) Business Days thereafter), Parent shall fund or cause to be funded to the Exchange Agent, (i) for payment to the BV Minority Shareholders who have executed BV Share Purchase Agreements prior to the Effective Time, an amount equal to the aggregate purchase price payable to the BV Minority Shareholders under such BV Share Purchase Agreements and (ii) the aggregate amount payable under Section 1.7(e), if any.

(e) If any BV Shares held by BV Minority Shareholders are not purchased by and transferred to Holdings or one of its Affiliates at the Effective Time pursuant to the BV Share Purchase Agreements (such BV Shares, the “Remaining Minority BV Shares”), after the Closing, the Company shall undertake certain reorganization steps (to the extent such steps are not taken prior to the Closing in accordance with Section 5.18 and shall cause Holdings, MEL and their Affiliates to use their respective reasonable best efforts to effect a liquidation of BV Sub in accordance with the terms of its Articles of Association of BV Sub and applicable Laws, in connection with which, BV Sub shall distribute to each former holder of Remaining Minority BV Shares, cash in an amount equal to the product of (x) the Per Share Merger Consideration and (y) the number of Remaining Minority BV Shares held by such former holder of Remaining Minority BV Shares, without interest and less any applicable withholding (net of amounts owning under the Stockholders Notes, as applicable).

Section 1.8 Acquisition of NZ Shares.

(a) Prior to the Effective Time, Parent and Merger Sub shall not, and shall not be entitled to, exercise any control over NZ Sub or have voting power with respect to any NZ Shares.

(b) As promptly as reasonably practicable following the date of this Agreement (and in any event no later than the date the Proxy Statement is mailed), the Company shall cause BV Sub or one of its Affiliates to make an offer to each holder of NZ Shares other than BV Sub (each a “NZ Minority Shareholder”), to purchase and transfer all of each such NZ Minority Shareholders’ NZ Shares for the Per Share Merger Consideration per NZ Share (net of amounts owning under the Stockholders Notes, as applicable), by delivering to each NZ Minority Shareholder a purchase agreement substantially in the form attached hereto as Exhibit D (the “NZ Share Purchase Agreement”), along with a copy of the Proxy Statement and a cover letter describing the Transactions (the “NZ Offer Package”). The Company shall provide Parent a reasonable opportunity to review and comment on the NZ Offer Package prior to its dissemination to the NZ Minority Shareholders and shall consider in good faith any comments proposed by Parent.

(c) The Company shall, and shall cause each of its applicable Subsidiaries to, use its reasonable best efforts to have each NZ Minority Shareholder execute and deliver a NZ Share Purchase Agreement prior to the Effective Time, it being understood and agreed that if NZ Share Purchase Agreements with respect to all of the NZ Shares held by the NZ Minority Shareholders have not been executed and delivered (and not revoked) by the NZ Minority Shareholders prior to the Effective Time, then none of the NZ Shares held by the NZ Minority Shareholders shall be purchased and transferred pursuant to NZ Share Purchase Agreements.

(d) The Company shall use its reasonable best efforts to ensure that the board of directors of NZ Sub (i) approves the transfer of the NZ Shares to BV Sub or one of its Affiliates and (ii) terminates the Staff Share Ownership Plan of NZ Sub as of the first date after the Effective Time on which no NZ Minority Shareholder holds any NZ Shares.

(e) At or promptly following the Effective Time (but in no event more than five (5) Business Days thereafter), Parent shall fund or cause to be funded to the Exchange Agent an amount equal to the aggregate purchase price payable to the NZ Minority Shareholders pursuant to the NZ Share Purchase Agreements, calculated as if NZ Share Purchase Agreements covering all NZ Shares held by the NZ Minority Shareholders have been executed and delivered, for payment to the NZ Minority Shareholders either (i) pursuant to the NZ Share Purchase Agreements or (ii) pursuant to Section 1.8(f) below.

(f) If the NZ Shares held by NZ Minority Shareholders are not purchased by and transferred to BV Sub or one of its Affiliates at the Effective Time pursuant to the NZ Share Purchase Agreements, then the Company shall cause BV Sub to initiate a post-closing compulsory acquisition of all of the NZ Shares held by NZ Minority Shareholders in accordance with the procedures set forth in Part 7 of the Takeovers Code, pursuant to which (i) BV Sub will acquire all of the NZ Shares held by NZ Minority Shareholders and (ii) each NZ Minority Shareholder will receive a cash payment equal to the product of (x) the Per Share Merger Consideration and (y) the number of BV Shares that such NZ Minority Shareholder held, without interest and less any applicable withholding (net of amounts owning under the Stockholders

Notes, as applicable), subject to such price being certified as the fair and reasonable value of the NZ Shares determined in accordance with Rule 57(4) of the Takeovers Code and being certified by an independent adviser in accordance with Rule 57(1)(a) of the Takeovers Code.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive, subject to Section 2.1(d), an amount in cash equal to $400.10 without interest (as such amount may be adjusted pursuant to Section 2.5(b), the “Per Share Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist and the holders shares of uncertificated Company Common Stock held in book-entry form (the “Uncertificated Shares”) shall cease to have any rights with respect thereto, except the right, subject to Section 2.1(d), to receive the Per Share Merger Consideration to be paid in consideration therefor in accordance with Section 2.2(b) and Section 2.4 without interest (subject to any applicable withholding Tax).

(d) Treatment of Stockholder Notes. Any and all principal and interest owing to the Company or its Subsidiaries under notes receivable from the Company’s stockholders (the “Stockholder Notes”) shall be offset against and reduce the Per Share Merger Consideration payable to such stockholders pursuant to this Article II with respect to the shares of Company Common Stock, BV Shares or NZ Shares to which those notes relate.

Section 2.2 Exchange Agent; Payment Procedures.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the payment set forth in Section 2.1(c) and making other payments pursuant to Section 1.7, Section 1.8, and Section 5.22, and enter into an agreement reasonably acceptable to the Company with the Exchange Agent relating to the services to be performed by the Exchange Agent. Parent shall deposit, or cause to be deposited, with the Exchange Agent at or promptly following the Effective Time such aggregate Per Share Merger Consideration net of the aggregate amount owing under Stockholder Notes pursuant to Section 2.1(d), and such other amounts payable pursuant to Section 1.7, Section 1.8, and Section 5.22. The amount deposited with the Exchange Agent shall, pending its disbursement pursuant to Section 1.7, Section 1.8, Section 2.2(b) and Section 5.22, as applicable, be invested by the Exchange Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest; provided, however, no such investment shall have maturities that could prevent or delay that payments required hereunder. Any interest and other income from such investments shall become part of the funds held by the Exchange Agent for purposes of making payments pursuant to Section 1.7(d), Section 1.8(e), Section 2.2(b) and Section 5.22. No investment by the Exchange Agent shall relieve Parent, the Surviving Corporation or the Exchange Agent from making the payments required by Section 1.7(d), Section 1.8(e), Section 2.2(b) or Section 5.22 and Parent shall, or shall cause the Surviving Corporation and its Affiliates to, promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.2(a).

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than five (5) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to send to each holder of record of Uncertificated Shares whose shares were converted into the right to receive payment pursuant to Section 2.1(c), (A) a letter of transmittal (which shall be in customary form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (B) instructions for receiving the payment set forth in Section 2.1(c). Upon receipt of such letter of transmittal by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor, subject to any required withholding taxes, the payment set forth in Section 2.1(c), without interest and payable, at the election of such holder, in either U.S. dollars or in an equivalent amount of the currency of such holder’s country of residence, for each Uncertificated Share covered by such letter of transmittal. Notwithstanding anything to the contrary contained herein, if a holder of Uncertificated Shares elects to receive payment in a currency other than U.S. dollars, such holder shall bear all of the fees and costs charged by the Exchange Agent in connection with payment in a foreign currency, including foreign exchange and other customary fees, as a reduction in the amount payable hereunder. If the payment set forth in Section 2.1(c) is to be made to a Person other than the Person in whose name the Uncertificated Share in exchange therefor was registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment set forth in Section 2.1(c) being made to a Person other than the former registered holder of such Uncertificated Share or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. For the avoidance of doubt, each Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive payment set forth in Section 2.1(c) as contemplated by this Article II, without interest. Promptly after the Effective Time (but in no event more than five (5) Business Days after the Effective Time or such later date as the holders of BV Shares or NZ Shares have satisfied notarial or similar local law requirements), the Exchange Agent shall make the payments pursuant to Section 1.7(d) and Section 1.8(e) (if any). Payment of the Top Up Consideration shall be made in the manner set forth in Section 5.22. If Parent, in its sole discretion, elects to cause the Exchange Agent, on behalf of the Surviving Corporation, to make the payments described in Section 2.4(b) or Section 2.4(c), then Section 2.2(a) and this Section 2.2(b) shall be deemed to refer to the payments described in Section 2.4(b) or Section 2.4(c), mutatis mutandis.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Per Share Merger Consideration or the Per Share Merger Consideration net of amounts owing under the Stockholder Notes, as applicable, paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Uncertificated Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Per Share Merger Consideration or the Per Share Merger Consideration net of amounts owing under the Stockholder Notes, as applicable, except as otherwise provided for herein or by applicable Law.

(d) Termination of Fund. At any time following the six (6) month anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Exchange Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to Section 1.7, Section 1.8, this Article II and Section 5.22 shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment that may be payable thereby, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, Merger Sub, the Surviving Corporation, the Company or the Exchange Agent shall be liable to any Person for any portion of any payment pursuant to Section 1.7, Section 1.8, this Article II and Section 5.22 properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Withholding Taxes. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or under any applicable provision of state, local or foreign Laws related to Taxes. To the extent amounts are so withheld and paid over to the appropriate Taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Exchange Agent, such information shall be requested prior to any such withholding.

Section 2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder of shares of Company Common Stock who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and complies in all respects with, the provisions of Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration, but instead such holder thereof (a “Dissenting Stockholder”) shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such Dissenting Stockholder’s rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such right, such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1(c), without any interest thereon and less any applicable withholding taxes. The Company shall give Parent prompt notice (and in any event within one (1) Business Day) of any demands for appraisal of any shares of Company Common Stock, withdrawals or attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and Parent shall have the right to direct and control all negotiations and proceedings with respect to any such demands, withdrawals or attempted withdrawals of such demands and any other actions in respect of stockholders’ rights of appraisal; provided that prior to the Effective Time, Parent shall consult with the Company and consider in good faith the Company’s advice with respect to such negotiations and proceedings and the Company shall have the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with the provisions under Section 262 of the DGCL, or agree to do any of the foregoing.

Section 2.4 Treatment of Equity Awards.

(a) Each share of Company Common Stock issued pursuant to any Company Stock Plan that is subject to specified time or performance vesting criteria (each, a share of “Restricted Stock”) which is outstanding immediately prior to the Effective Time shall at the Effective Time become fully vested and be treated in accordance with Section 2.1(c).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each stock unit with respect to shares of Company Common Stock issued pursuant to any Company Stock Plan that is outstanding immediately prior to the Effective Time, regardless of whether vested or unvested, subject to any time or performance vesting criteria or that becomes issuable upon the satisfaction of any time or performance vesting criteria (each, a “Stock Unit”), shall be cancelled and in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Stock Unit (or, if applicable, his or her account under the Company’s Deferred Compensation Plan) as soon as practicable following the Effective Time, but in no event later than fifteen (15) Business Days thereafter, an amount in cash (without interest, and subject to deduction for any required withholding Taxes as set forth in Section 2.4(d)) equal to the Per Share Merger Consideration; provided, that Parent may, in its sole discretion, cause the Exchange Agent, on behalf of the Surviving Corporation, to make the payments described in this Section 2.4(b) rather than the Surviving Corporation; provided, further, that for the avoidance of doubt and consistent with Section 5.21, all such payments shall be made to the former holders of Stock Units within twelve (12) months following the Effective Time in compliance with Treasury Regulation 1.409A-3(j)(ix)(B).

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of stock appreciation rights issued pursuant to any Company Stock Plan that is outstanding immediately prior to the Effective Time, regardless of whether vested or unvested (each a “SAR”), shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled SAR as soon as practicable following the Effective Time, but in no event later than fifteen (15) Business Days thereafter, an amount in cash (without interest, and subject to deduction for any required withholding Taxes as set forth in Section 2.4(d)) equal to the product of (i) the excess of the Per Share Merger Consideration over the grant price per share of Company Common Stock underlying such SAR multiplied by (ii) the number of shares of Company Common Stock underlying such SAR; provided, that Parent may, in its sole discretion, cause the Exchange Agent, on behalf of the Surviving Corporation, to make the payments described in this Section 2.4(c) rather than the Surviving Corporation; provided, further, that for the avoidance of doubt, all such payments shall be made to the former holders of SARs within twelve (12) months following the Effective Time in compliance with Treasury Regulation 1.409A-3(j)(ix)(B).

(d) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.4 to any holder of Stock Units or SARs such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state or local Law related to Tax, and the Surviving Corporation shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of SARs or Stock Units in respect of which such deduction and withholding was made by the Surviving Corporation.

(e) No later than at or promptly following the Effective Time Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the obligations under this Section 2.4, but only to the extent the Surviving Corporation and its Subsidiaries do not have funds sufficient to fulfill such obligations. All payments required under this Section 2.4 shall be made through the Surviving Corporation’s or one of its Subsidiary’s payroll; provided, however, that to the extent that such payments are on account of Stock Units that represent “nonqualified deferred compensation” for purposes of Section 409A of the Code, and have specified other payment events pursuant to the applicable Company Stock Plan in compliance with Section 409A of the Code, such payments shall be made at the time and in such manner as required pursuant to the applicable Company Stock Plan.

Section 2.5 Adjustments.

(a) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company shall occur, with Parent’s consent, as a result of any reclassification, stock split (including a reverse stock split), merger, business combination or other combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(b) Notwithstanding anything to the contrary contained herein, in no event shall the total consideration payable pursuant to Section 1.7, Section 1.8, Section 2.1(c) (calculated as if there are no Dissenting Shares), Section 2.4(b) and Section 2.4(c) exceed an amount equal to (x) $761,057,143 minus (y) the aggregate amount owing under Stockholder Notes immediately prior to the Effective Time (the difference of (x) minus (y), the “Cap”), and in the event the total consideration payable pursuant to Section 1.7, Section 1.8, Section 2.1(c) (calculated as if there are no Dissenting Shares), Section 2.4(b) and Section 2.4(c) would exceed the Cap, the Per Share Merger Consideration shall be reduced by an amount equal to such excess divided by the sum of (i) the total number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time (including shares of Restricted Stock), (ii) the total number of Stock Units outstanding immediately prior to the Effective Time, (iii) the total number of SARs outstanding immediately prior to the Effective Time, (iv) the total number of issued and outstanding BV Shares immediately prior to the Effective Time (other than those held by the Company or any of its Subsidiaries) and (v) the total number of issued and outstanding NZ Shares immediately prior to the Effective Time (other than those held by the Company or any of its Subsidiaries). Any adjustment of Per Share Merger Consideration required by this Section 2.5(b) shall also require a ratable adjustment of the amounts payable pursuant to Section 5.22.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, as of the date hereof and as of the Closing Date, except as disclosed in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of the Company’s covenants contained in Article V), it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule will be deemed to apply to another section or subsection thereof to the extent that (i) such information is explicitly cross-referenced in another part of the Company Disclosure Schedule or (ii) it is reasonably apparent on the face of the disclosure (without reference to any extrinsic document) that such information qualifies another representation or warranty in this Agreement:

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or good standing necessary, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Schedule sets forth the name of each Subsidiary of the Company, the jurisdiction of its incorporation or organization, the direct owner of the outstanding capital stock or other equity securities of such Subsidiary and the percentage of the outstanding capital stock or other equity interests of such Subsidiary owned by the Company or a Subsidiary of the Company. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, if the concept of good standing is recognized in such jurisdiction, and has all requisite corporate or other power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Subsidiary is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or good standing necessary, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as listed on Section 3.1(b) of the Company Disclosure Schedule, the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary are owned directly or indirectly by the Company free and clear of all Liens, pledges, security interests and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) and other applicable securities laws.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth (i) the name of each Person (other than any Subsidiary of the Company) in which the Company or any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or voting securities or other equity interests (each such Person referred to in this clause (i), a “Company Joint Venture Entity”), (ii) the percentage of the equity interests of each such Company Joint Venture Entity (collectively, the “Company Joint Venture Securities”) held by the Company, directly or indirectly, and the Company or applicable Subsidiary of the Company that holds such Company Joint Venture Securities, and (iii) the record owner and percentage of the equity interests of each Company Joint Venture entity not held by the Company or its Subsidiaries. Except as provided in any agreement relating to the formation, creation, equity or other ownership interests, operation, management or control of any Company Joint Venture Entity set forth in Section 3.1(c) of the Company Disclosure Schedule, including any partnership, joint venture, shareholder, operating or similar agreement providing for the sharing of any profits, losses or liabilities (collectively, the “Company Joint Venture Agreements”), all of the Company Joint Venture Securities owned by the Company, directly or indirectly, are owned by the Company or a Company Subsidiary free and clear of any Liens, and to the Knowledge of the Company, have been duly authorized and are validly issued, fully paid and nonassessable. To the Knowledge of the Company, there is no pending or threatened Proceeding against any Company Joint Venture Entity or any Subsidiary of any Company Joint Venture Entity that would be disclosed under Section 3.8 of the Company Disclosure Schedule (substituting “Company Joint Venture Entity” for “Company”).

(d) The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company and the equivalent organizational documents each Company Material Subsidiary, in each case as amended as of the date of this Agreement (the “Company Organizational Documents”). Neither the Company nor any Company Material Subsidiary is in violation of its organizational or governing documents.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 20 million shares of Company Common Stock. As of the close of business on the date of this Agreement, 1,423,676 shares of Company Common Stock are issued and outstanding. All shares of Company Common Stock are uncertificated and in book entry form only. Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete list of the issued and outstanding shares of Company Common Stock and the amounts held by each holder thereof. All outstanding shares of Company Common Stock have been duly authorized, are validly issued and are fully paid, nonassessable and free of preemptive rights, and were not issued in violation of any preemptive, subscription, purchase option, call option, first refusal, first offer or similar rights in respect thereto. None of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of the Company. No Subsidiary of the Company owns any shares of Company Common Stock. As of the date hereof, except as set forth on Section 3.2(a)

of the Company Disclosure Schedule (or disclosed pursuant to Section 3.2(b) or Section 3.2(c)), (i) other than the BV Shares and NZ Shares, none of the Company or any of its Subsidiaries has any equity securities, securities containing any equity features or other equity-based incentives issued or outstanding, and there are no agreements, options, warrants, stock units, repurchase rights, redemption rights, stock appreciation rights, phantom stock, profit participation, calls or other similar rights or arrangements that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries, or any securities or obligations (including bonds, debentures, notes or other indebtedness) convertible or exchangeable or exercisable for, securities of the Company and its Subsidiaries, (ii) no Person has any right of first offer, right of first refusal or preemptive right in connection with any future offer, sale or issuance of equity securities of the Company, and no securities or obligations granting or evidencing such rights are authorized, issued or outstanding, (iii) there are no material agreements or other obligations (contingent or otherwise) which require the Company or its Subsidiaries to (A) repurchase, redeem or otherwise acquire any equity securities of the Company or its Subsidiaries or (B) declare, make or pay any dividends or distributions, whether current or accumulated or due or payable, (iv) neither the Company nor any of its Subsidiaries has any authorized or outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into, exchangeable or exercisable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the stockholders of the Company or any Subsidiary of the Company on any matter, (v) there are no Contracts, other than the Support Agreements, relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), the shares of Company Common Stock, BV Shares and NZ Shares and (vi) neither the Company nor any of its Subsidiaries, directly or indirectly, own or hold the right to acquire any share of capital stock or any other equity security of any other Person, other than a Subsidiary of the Company listed on Section 3.1(b) of the Company Disclosure Schedule or a Company Joint Venture Entity, or are obligated to provide any funds to or make any investment in, or capital contribution to, any Person.

(b) The authorized share capital of BV Sub consists of €1,400,000, divided into 28,000,000 shares (“BV Shares”). All BV Shares are uncertificated and in book entry form only. As of the close of business on the date of this Agreement, (i) 5,518,893 BV Shares are issued and outstanding and (ii) 5,036,485 BV Shares are owned of record by MWH Holdings, Inc., a Delaware corporation, 291,346 BV Shares are owned of record by Montgomery Engineers Ltd., a Bermuda company (“MEL”), and 191,062 BV Shares are owned of record by employees of the Company and its Subsidiaries. Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of the issued and outstanding BV Shares and the amounts held by each holder thereof. All outstanding BV Shares have been duly authorized, are validly issued and are fully paid, nonassessable and free of any preemptive, subscription, call option, first refusal, first offer or similar rights in respect thereto.

(c) The authorized capital stock of NZ Sub consists of 5,279,795 (“NZ Shares”). All NZ Shares are uncertificated and in book entry form only. As of the close of business on the date of this Agreement, (i) 5,279,795 NZ Shares are issued and outstanding and (ii) 5,019,000 NZ Shares are owned of record by BV Sub, 156,631 NZ Shares are owned of record by MEL, and 104,164 NZ Shares are owned of record by employees of the Company and its Subsidiaries. Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of the issued and outstanding NZ Shares and the amounts held by each holder thereof. All outstanding NZ Shares have been duly authorized, are validly issued and are fully paid, nonassessable and free of any preemptive, subscription, call option, first refusal, first offer or similar rights in respect thereto.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth a list of the Stockholder Notes outstanding as of February 26, 2016 relating to shares of Company Common Stock, BV Shares or NZ Shares, including (i) the name of the stockholder of the Company or its Subsidiaries party to the Stockholder Note and (ii) the amount of principal outstanding as of February 26, 2016. The interest rate in effect for each Stockholder Note is 3%. Pursuant to the terms of each Stockholder Note, the amount owing thereunder may be netted out against any payment due to the borrower thereunder pursuant to Article II.

(e) Section 3.2(e) of the Company Disclosure Schedule sets forth, as of the date hereof, a schedule showing the principal amount of outstanding Indebtedness of the Company and its Subsidiaries (for the avoidance of doubt, excluding (A) any amounts owed by the Company or any of its Subsidiaries to the Company or any other Subsidiary of the Company and (B) any letters of credit (to the extent undrawn), capital leases, operating leases or similar obligations).

(f) Neither the Company nor any of its Subsidiaries has any class of securities that is or is required to be registered with the United States Securities and Exchange Commission (“SEC”) under Section 12 of the Exchange Act or is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file or furnish any form, statement, certification, report, schedule, proxy, registration or other document with, or make any other filing with, or furnish any other material to, the SEC. The Company has requested and received a “no action” letter from the staff of the SEC concluding that the staff of the SEC will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Exchange Act with respect to shares of Company Common Stock issued in the manner and subject to the conditions of the letter requesting such “no action” letter, and such “no action” letter remains in effect.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly and validly authorized and approved by the Company Board, and except for obtaining the Company Stockholder Approval, no corporate or other action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Except as set forth on Section 3.3(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will, with or without notice or lapse of time, or both, (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Organizational Documents or any resolutions adopted by the stockholders of the Company or the Company Board, (ii) assuming that each of the consents, authorizations, permits and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, breach, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or (iii) result in any breach of or constitute a default under, or give rise to any right of termination, modification, amendment, acceleration or cancellation of, or result in the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Company Material Contract to which the Company or any Subsidiary is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any breaches, violations, conflicts, defaults, creations, accelerations or changes that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) The Company Board, at a meeting duly and validly called and held, has (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company’s stockholders; (ii) approved and adopted this Agreement and approved the Transactions in accordance with the requirements of the DGCL; (iii) declared the advisability of this Agreement; (iv) resolved to recommend that the stockholders of the Company approve and adopt this Agreement; (v) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar restriction set forth in any state takeover Law or other Law (each, an “Anti-Takeover Law”) that might otherwise apply to the Merger or any of the other Transactions (but subject to the granting of the Exemption Application); and (vi) directed that the approval of this Agreement be submitted to the stockholders of the Company, as promptly as practicable. As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

Section 3.4 Governmental Approvals. Except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (b) filings required under, and compliance with other applicable requirements of, the HSR Act and (c) filings, reports, approvals or notices listed on Section 3.4 of the Company Disclosure Schedule, no consents, authorizations, permits or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than as would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.5 Financial Statements.

(a) Section 3.5(a) of the Company Disclosure Schedule consists of the Company’s audited consolidated balance sheets as of January 3, 2014, January 2, 2015, and January 2, 2016 (the “Latest Balance Sheet”) and the related audited statements of income, stockholders’ equity and cash flows for the fiscal years then ended (collectively, the “Financial Statements”). Except as set forth on Section 3.5(a) of the Company Disclosure Schedule, the Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, (ii) present fairly in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial condition and results of operations of the Company and its Subsidiaries (taken as whole) as of the times and for the periods referred to therein and (iii) comply in all material respects with the requirements of Rule 3-05 of Regulation S-X under the Exchange Act applicable to a non-issuer entity whose financial statements are filed in an offering of securities registered with the SEC solely to satisfy Rule 3-05 of Regulation S-X. Except as set forth in the Financial Statements, none of the Company or its Subsidiaries maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K under the Securities Act.

(b) The Company’s system of internal controls over financial reporting is sufficient to provide reasonable assurance in all material respects that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, consistently applied. Since January 3, 2014, (i) neither the Company nor, to the Knowledge of the Company, its independent accounting firm, has identified or been notified of any fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company or (ii) neither the Company nor, to the Knowledge of the Company, any Representative of the Company has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.

Section 3.6 Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries has any Liabilities, except for Liabilities (i) reserved for or disclosed in the Financial Statements (including the notes thereto), (ii) incurred after the date of the Latest Balance Sheet (the “Balance Sheet Date”) in the ordinary course of business and that individually or in the aggregate, are not, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, or (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions.

Section 3.7 Absence of Certain Changes.

(a) From the Balance Sheet Date, (i) except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any Company

Material Adverse Effect, or any change, event, occurrence or effect that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) From the Balance Sheet Date, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by the clauses of Section 5.1(b) if taken or proposed to be taken after the date of this Agreement.

Section 3.8 Legal Proceedings. Except as set forth on Section 3.8 of the Company Disclosure Schedule, there is no Proceeding, and since December 28, 2012, there has been no Proceeding, pending against, or, to the Knowledge of the Company, threatened (a) by or against the Company or any of its Subsidiaries, (b) by or against any present or former officer, director or employee of the Company or the Company Material Subsidiaries (in their capacities as such or related to their activities with the Company or any Company Material Subsidiaries), in which the amount claimed exceeds $250,000 or that could prohibit the Company, its Subsidiaries or any of their respective officers or other employees from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole. There are no, and since December 28, 2012 there have not been, any material settlements to which the Company or any of its Subsidiaries is a party or any of their assets or properties are bound. Neither the Company nor any of its Subsidiaries, nor any of their respective properties or assets, is or are subject to any outstanding Order that prohibits or otherwise restricts the ability of the Company or any of its Subsidiaries to consummate fully the Transactions, or which, if not complied with, would be material to the Company and its Subsidiaries, taken as a whole.

Section 3.9 Compliance With Laws; Permits.

(a) Except as otherwise set forth on Section 3.9 of the Company Disclosure Schedule, the Company and each of its Subsidiaries is, and since December 28, 2012 has been, in compliance with all applicable laws, statutes, ordinances, codes, rules, regulations, decrees, judgments, injunctions, common law, writs, constitutions, treaties, conventions, orders or similar requirements enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority (collectively, “Laws”) (including all Laws relating to occupational health and safety and product quality matters) and Orders, except for any such non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, other notice from any Governmental Authority alleging any actual or possible violation of any applicable Law or Order, other than violations that have been cured or remedied without resulting in any material Liability to the Company or any of its Subsidiaries.

(b) The Company and each of the Company Material Subsidiaries hold, and have filed timely applications to renew, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the ownership and operation of its business as it is now being conducted (collectively, “Company Permits”), and each such Company Permit is in full force and effect in all material respects. Each other Subsidiary of the Company holds, and has filed timely applications to renew, all material Company Permits, other than Company Permits that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. The Company and each of the Company Material Subsidiaries is, and since December 28, 2012 has been, in material compliance with the terms of all Company Permits, and no material violations are or have been recorded by any Governmental Authority since December 28, 2012 in respect of such Company Permits. Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority relating to the revocation or modification of, or alleging any conflict with or breach of, any such Company Permit that, if determined adversely to the Company or such Subsidiary, would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.10 Tax Matters. Except for those matters set forth on Section 3.10 of the Company Disclosure Schedule or except for those matters that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all respects.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes owed by them (whether or not shown on any Tax Return) and have made adequate provision for any Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

(c) The Company and its Subsidiaries have made available to Parent correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(d) No audit or other Proceeding by any Governmental Authority is pending or threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries. No Governmental Authority has given notice of its intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries.

(e) No claim has been made in writing against the Company or any of its Subsidiaries by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. All deficiencies for Taxes asserted or assessed against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements of the Company.

(f) There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due.

(g) Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the sharing, allocation or indemnification of Taxes (collectively, “Tax Sharing Agreements”) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Tax law, as a transferee or successor, or otherwise.

(h) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i) Neither the Company nor any of its Subsidiaries has entered into any transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b).

Section 3.11 Employee Benefits Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Company Plan, and identifies all of the equity incentive awards issued and outstanding pursuant to Company Stock Plans, including the number of shares subject to such award and the vesting terms applicable thereto (if any). For purposes of this Agreement, “Non-U.S. Company Plan” means each Company Plan maintained by the Company or any of its Subsidiaries outside of the United States primarily for the benefit of employees of the Company and its Subsidiaries working outside of the United States and “U.S. Company Plan” means each Company Plan that is not a Non-U.S. Company Plan.

(b) With respect to each material Company Plan, the Company has made available to Parent (A) copies of all material documents embodying and relating to each such Company Plan, including the plan document, all amendments thereto and all related trust documents, (B) the most recent annual report and tax return, if any, required in connection therewith or its related trust, (C) the most recent actuarial report (if applicable) and (D) the most recent summary plan description, if any, required under applicable Laws.

(c) Except as would not have, or would not reasonably be expected to result, in a material liability to the Company and its Subsidiaries, taken as a whole, (i) each U.S. Company Plan, complies with and has been maintained and operated in compliance with its terms, ERISA, the Code and any other applicable Laws (including that the Company Common Stock held by any Company Plan intended to be a qualified plan meets the requirements of Section 4975(e)(8) of the Code and the Patient Protection and Affordable Care Act), (ii) each U.S. Company Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such U.S. Company Plan, (iii) all payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a U.S. Company Plan, any Collective Bargaining Agreement or by applicable Law (including all contributions and insurance premiums) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of such U.S. Company Plan, Collective Bargaining Agreement or applicable Law, (iv) no U.S. Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the Internal Revenue Service, U.S. Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Authority and (v) each U.S. Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has been in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder, including compliance with the withholding requirements of Section 3121(v) of the Code. Neither the Company nor any ERISA Affiliate has any material current or projected liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of any of the Company or its ERISA Affiliates, except as required to avoid excise tax under Section 4980B of the Code. Each U.S. Company Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) complies in all material respects with and has been maintained and operated in all material respects in accordance with all applicable Laws, including the applicable requirements of the Patient Protection and Affordable Care Act and no such U.S. Company Plan is or has been funded by a “voluntary employee beneficiary association” within the meaning of Section 3(40) of ERISA.

(d) With respect to any Company Plan subject to Section 4975 of the Code or Section 406 of ERISA, no “prohibited transaction,” as defined in Section 4975(c)(1) of the Code and Section 406(a) and (b) of ERISA has occurred (at any time since the effective date of each such Company Plan) or, to the Knowledge of the Company, will occur as a result of the execution of this Agreement or the consummation of the Merger, which will impose any material Taxes or penalty on the Company, any of its Subsidiaries or Parent.

(e) The execution and delivery of this Agreement and the consummation of the Merger do not conflict with or violate any provision of the 401(k) Plan, and, prior to the Closing (subject to the satisfaction of the conditions in Article VI), the Company and the 401(k) Stock Fiduciary will have taken all actions required and within their respective power and authority under the terms of the 401(k) Plan, ERISA and all other applicable Laws to permit the 401(k) Plan to sell the shares of Company Common Stock held by the 401(k) Plan pursuant to the terms of this Agreement.

(f) Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, each Non-U.S. Company Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles as required under applicable Law and (iii) has been maintained and funded in compliance with all applicable Laws.

(g) Except as set forth on Section 3.11(g) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored) or has otherwise incurred any obligation or liability (including any contingent liability) under a (i) plan that is subject to Section 412 or 302 of the Code or Title IV of ERISA. or (ii) or a “voluntary employee beneficiary association” within the meaning of Section 3(40) of ERISA.

(h) Neither the Company nor any ERISA Affiliate maintains or contributes to (or has in the past six (6) years maintained or contributed to), has otherwise incurred any obligation or liability (including any contingent liability) under any plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or entered into any agreement that would oblige the Company to contribute to a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(i) As of the date hereof, there is no material pending or, to the Knowledge of the Company, threatened litigation relating to the Company Plans (other than routine claims for benefits), any trustee or fiduciaries thereof, any of the Company’s ERISA Affiliates, or any of the assets of any trust of any of the Company Plans.

(j) Except as contemplated by this Agreement or as set forth on Section 3.11(j), neither the execution of this Agreement nor the Merger will (either alone or together with any other event) (i) entitle any employee, officer, director, or other independent contractor of the Company or its Subsidiaries (whether current or former) or their beneficiaries to severance pay or any material increase in severance pay upon any termination of employment after the date hereof (other than severance pay required by any Law), (ii) increase the amount payable pursuant to any Company Plan or (iii) except as set forth in Section 2.4, accelerate the time of payment or vesting or result in any material increase in, or funding (through a grantor trust or otherwise) of, compensation or benefits under, or result in any other material obligation pursuant to, any of the Company Plans, in each case in connection with or as a result of the Transactions.

(k) Neither the execution of this Agreement nor the Merger will (either alone or together with any other event) result in any amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of section 280G of the Code or subject to an excise tax under Section 4999 of the Code in connection with or as a result of the Transactions. This Section 3.11(k) shall not apply to any arrangements entered into at the direction of Parent or between Parent and its Affiliates, on the one hand, and a disqualified individual on the other hand (“Buyer Arrangements”) so that, for the avoidance of doubt, compliance with this Section 3.11(k) shall be determined as if such Buyer Arrangements had not been entered into. Neither the Company nor any of its Subsidiaries has any obligation to gross-up any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any Taxes incurred by such individual under Section 409A or 4999 of the Code.

(l) The U.K. Pension Plan is registered under Chapter 2 of Part 4 of the Finance Act 2004 and to the Knowledge of the Company, there are no grounds on which any registration could be withdrawn. The U.K. Pension Plan has been operated at all times in accordance with its governing documents and complied with all applicable law and regulatory requirements in all material respects. The Company and its Subsidiaries, as applicable, have complied with its obligations under Part 1 of the U.K. Pensions Act 2008 (Pension Scheme Membership for Jobholders) in all material respects, including any relevant Pension Regulator guidance and codes of practice, in so far as they apply to the Company and its Subsidiaries. The Company, its Subsidiaries (if applicable) and the trustees and administrators of the U.K. Pension Plan have complied with all equal pay, equal entitlement, sex and other discrimination legislation including Article 141 of the Treaty of Rome, sections 62 to 66 of the U.K. Pensions Act 1995 and any requirement to equalize guaranteed minimum pension entitlements between men and women. No part-time employee has been excluded from membership of the U.K. Pension Plan. To the Knowledge of the Company, no acts, omissions or transactions have, in the two (2) years prior to the date hereof, taken place which would or might expose the Company to any liabilities arising under sections 38 to 51 (inclusive) of the U.K. Pensions Act 2004. Neither the Company nor any of its Subsidiaries has been party to any act or omission whose main purpose was to remove eligibility for auto-enrolment or reduce the amount of any contributions payable under those requirements. Neither the Company nor any of its Subsidiaries has any liability to provide any benefits relating to an occupational pension scheme within the meaning of Regulation 10 of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (“Regulation 10”) or Council Directive 2001/23/EC of 12 March 2001 (the “Council Directive”) by virtue of a relevant transfer to it within the meanings of Regulation 10 or the Council Directive.

(m) The Company’s Knowledge, there are no outstanding contributions, costs (including levies), expenses or unfunded or ex gratia sums payable by the Company, its Subsidiaries or any of their respective employees to or in respect of the U.K. Pension Plan.

(n) The records of the U.K. Pension Plan have been properly and accurately maintained in all respects. The records of the Company or its Subsidiaries, if applicable, in respect of employees who are covered by the employer duties set out in Part 1 of the U.K. Pensions Act 2008 have been properly and accurately maintained, and include all records required under such legislation. No discretion or power has been exercised under the U.K. Pension Plan so as to admit any employee of the Company or any of its Subsidiaries to membership who would not otherwise have been eligible for membership.

(o) To the Knowledge of the Company, there is no Proceeding (including any complaint under any internal dispute resolution procedure or to the Pensions Ombudsman or to the Pension Regulator) against the Company or any of its Subsidiaries or the administrators of the U.K. Pension Plan in connection with the U.K. Pension Plan (other than routine claims for benefits).

(p) Other than the U.K. Pension Plan, the Company and its Subsidiaries have no subsisting obligations (whether funded or unfunded) to make payment of a contribution towards or provide Relevant Benefits (including on an ex gratia basis) under a pension scheme (as defined by section 150 of the U.K. Finance Act 2004). No legally binding undertaking has been given by the Company to continue or introduce any scheme or arrangement, or to increase, augment or improve any Relevant Benefits (including but not restricted to those provided under the U.K. Pension Plan).

Section 3.12 Environmental Matters. Except for those matters that, individually or in the aggregate, would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth on Section 3.12 of the Company Disclosure Schedule:

(a) Each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Company Permits required under Environmental Laws for the operation of their respective businesses.

(b) There is no investigation or Proceeding relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material) that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property currently owned, operated or leased by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has received any written notice of, or entered into any Order involving uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material).

(d) Other than standard indemnification obligations in Contracts that have not resulted and are not reasonably likely to result in Liabilities, neither the Company nor any of its Subsidiaries has assumed, either contractually or by operation of Law, any obligations or liabilities pursuant to Environmental Laws or related to any Hazardous Material.

Section 3.13 Intellectual Property.

(a) The Company or one or more of its Subsidiaries (i) owns all right, title and interest in and to each item of Owned Intellectual Property free and clear of all Liens other than Permitted Liens and (ii) has a valid and enforceable right to use all Licensed Intellectual Property in the manner used by the Company or its Subsidiaries in the operation of their business. Upon the Closing, the Company or the applicable Subsidiaries will continue to have the right to use all Company Intellectual Property on identical terms and conditions as the Company or such Subsidiaries enjoyed immediately prior to the Closing.

(b) Section 3.13(b) of the Company Disclosure Schedule sets forth a correct and complete list of all Owned Intellectual Property that is registered, issued or the subject of a pending application. All of the registrations, issuances and applications set forth on Section 3.13(b) of the Company Disclosure Schedule are subsisting, in full force and have not expired or been cancelled, abandoned or otherwise terminated and all of such registrations and issuances are, to the Knowledge of the Company, valid. The Company and its Subsidiaries have taken reasonable measures to maintain, protect and enforce each item of Owned Intellectual Property.

(c) Except as set forth on Section 3.13(c) of the Company Disclosure Schedule, (i) the conduct of the Company’s and its Subsidiaries’ respective businesses, including with respect to the development and licensing of Software, and the Company Intellectual Property do not infringe or otherwise violate, and since December 28, 2012 have not infringed or otherwise violated, any Person’s Intellectual Property and (ii) there is, and since December 28, 2012 was, no claim of such infringement or other violation pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries.

(d) Except as set forth on Section 3.13(d) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) no Person is infringing or otherwise violating, and since December 28, 2012 no Person has infringed or otherwise violated, any Company Intellectual Property and (ii) no claims of such infringement or other violation are pending or threatened in writing against any Person by the Company or any of its Subsidiaries.

(e) Each present or past employee who has been involved in the development of any Intellectual Property for the Company or a Subsidiary and any other Person engaged by the Company or any of its Subsidiaries to develop any such Intellectual Property (including any Software), has executed a valid and enforceable Contract with the Company or such Subsidiary that (i) conveys to the Company or such Subsidiary any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement by the Company or such Subsidiary and (ii) obligates such Person to keep any confidential information, including trade secrets, of the Company or such Subsidiary confidential both during and after the term of employment or Contract.

(f) All Software sold or licensed by the Company or any of its Subsidiaries to third Persons in the operation of their business (the “Company Software”): (i) operates and performs in material conformance with its documentation and functional specifications; (ii) is free from any material software defect except for minor bugs and errors identified in the ordinary course that individually or in the aggregate do not and would not materially impact the operation of such Software and (iii) to the Knowledge of the Company, does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or Software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the Software. Except as set forth on Section 3.13(f) of the Company Disclosure Schedule, as of the date of this Agreement, there are no outstanding requests made by any third Person to the Company or any of its Subsidiaries with respect to correction of material defects in, or material failure to meet any agreed-upon service levels or remediation measures with respect to, any Company Software.

(g) The Company Software and the other computer systems, including the third-party Software, hardware, networks, servers, workstations, switches, data communication lines, hubs, platforms and related systems used by the Company or any of its Subsidiaries in the conduct of their business: (i) perform in all material respects as is necessary for the operation of the business of the Company and its Subsidiaries as currently conducted; and (ii) since December 28, 2012, have not experienced or been affected by any failures, breakdowns, continued substandard performance or other adverse events, or to the Knowledge of the Company, any security breaches, in each case, that have caused any material disruption or interruption to the business of the Company and its Subsidiaries.

(h) Except as set forth on Section 3.13(h) of the Company Disclosure Schedule, no Company Software contains or requires use of any “open source” code, shareware or other Software in such a manner that would require the Company or one of its Subsidiaries to disclose or license its own proprietary code in any such Company Software or any other Owned Intellectual Property. Notwithstanding the contents of Section 3.13(h) of the Company Disclosure Schedule, no rights under the Owned Intellectual Property are obligated to be waived as to, or licensed to, any Person as a result of the Company’s or its Subsidiaries’ use of “open source” code in any Company Software.

(i) The Company or a Subsidiary has possession of or access to the source code for each material version of Company Software. Except as set forth on Section 3.13(i) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries has disclosed source code for any Company Software owned by the Company or a Subsidiary to a third party outside of the scope of a written agreement that reasonably protects the Company’s or its Subsidiary’s rights in such source code and (ii) neither the Company nor any of its Subsidiaries has placed any source code for any Company Software into escrow for the benefit of any third party, and no third party will be entitled to obtain possession thereof or access thereto as a result of the execution of this Agreement or the consummation of the Transactions.

(j) The Company and its Subsidiaries have privacy policies regarding the collection and use of Personal Data (the “Privacy Policies”), correct and complete copies of which has been made available to Parent prior to the date hereof. To the Knowledge of the Company, the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws regarding the collection, use, storage and protection of Personal Data and with the Privacy Policies, and, to the Knowledge of the Company, no Person has gained unauthorized access to or made any unauthorized use of any Personal Data maintained by the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable measures (including implementing and monitoring compliance with commercially reasonable physical, technical and administrative security measures and policies) to protect all Personal Data collected by them or on their behalf from and against unauthorized access, use, modification, disclosure or other misuse. No action is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the collection or use of Personal Data. To the Knowledge of the Company, since December 28, 2012, there have not been any actual or alleged incidents of data security breaches involving Personal Data in the possession or under the control of the Company or any of its Subsidiaries. Upon the Closing, the Company and its Subsidiaries will own and continue to have the right to use all Personal Data on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing.

Section 3.14 Anti-Takeover Provisions. The Company Board has taken all action necessary to exempt the Transactions from the restrictions applicable to business combinations contained in Section 203 of the DGCL, and the restrictions applicable to business combinations contained in Section 203(a) of the DGCL are not applicable to the execution, delivery or performance of this Agreement or to the consummation of the Transactions. No Anti-Takeover Law is applicable to the Company, its Subsidiaries or the Transactions (other than applicable provisions, if any, or the Takeovers Code).

Section 3.15 Property.

(a) Except as set forth on Section 3.15(a) of the Company Disclosure Schedule, the Company or its Subsidiaries owns good title to, or holds pursuant to valid and enforceable leases, all of the tangible personal property sufficient to conduct their respective businesses as currently conducted as of the date of this Agreement, free and clear of all Liens, except for Permitted Liens. All material tangible personal property of the Company and its Subsidiaries is in sufficient operating condition in all material respects for the conduct of the business of the Company and its Subsidiaries as currently conducted.

(b) The real property demised by the leases set forth on Section 3.15(b) of the Company Disclosure Schedule (such property, the ”Leased Real Property” and such leases, together with all amendments, renewals, waivers, modifications, guarantees and other agreements relating thereto, “Real Property Leases”) constitutes all of the real property leased, licensed or otherwise used or occupied by the Company and its Subsidiaries pursuant to any Contract. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, the Real Property Leases are in full force and effect, and the Company or its Subsidiaries holds a valid and existing leasehold interest under each such Real Property Lease, free and clear of all Liens and Encumbrances, except for Permitted Liens and Permitted Encumbrances. Neither the Company nor any of its Subsidiaries, nor (to the Knowledge of the Company) any other party thereto, is in default in any material respect under any of such Real Property Leases. True and complete copies of all Real Property Leases have been made available to Parent and Merger Sub.

(c) Section 3.15(c) of the Company Disclosure Schedule sets forth the addresses of all real property owned by the Company or its Subsidiaries (the “Owned Real Property”). With respect to each Owned Real Property, the Company or Subsidiary of the Company has good and marketable fee simple title to such Owned Real Property, free and clear of all Liens and Encumbrances, except for Permitted Liens and Permitted Encumbrances.

(d) The Leased Real Property and the Owned Real Property constitute all of the real property used or occupied by the Company and its Subsidiaries and are in a condition suitable for the purposes for which they are currently used by the Company and its Subsidiaries.

Section 3.16 Contracts.

(a) Except as set forth on Section 3.16(a) of the Company Disclosure Schedule and any Real Property Lease or Company Plan, and except for Contracts entered into by the Company or its Subsidiaries after the date hereof not in violation of Section 5.1(b), neither the Company nor its Subsidiaries is party to, or otherwise has any current or future rights, responsibilities, obligations or Liabilities (in each case, whether contingent or otherwise) as to which any of their respective properties or assets is subject under, any:

(i) Collective Bargaining Agreement;

(ii) material written bonus, pension, employee profit sharing, retirement or other form of deferred compensation plan (other than any such plan that is sponsored by or to which contributions are mandated by any Governmental Authority and other than standard offer letters and employment agreements in such jurisdictions where such offer letters and employment agreements are standard practice or required under applicable Law and other than cash bonus plans adopted in the ordinary course of business);

(iii) equity purchase, option or similar plan, other than an equity purchase agreement with an employee that has been performed;

(iv) Contract for the employment of any officer, individual employee or other person on a full-time, part-time, consulting or other basis providing for base salary compensation in excess of $300,000 per annum (other than standard offer letters and employment agreements in such jurisdictions where such offer letters and employment agreements are standard practice or required under applicable law and other than cash bonus plans adopted in the ordinary course of business);

(v) Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Subsidiary of the Company or which grant a right to sell to the Company or its Subsidiaries or purchase from the Company or its Subsidiaries any material asset (other than in the ordinary course of business);

(vi) stockholders, investors rights, registration rights or similar Contract pertaining to the Company or any Company Material Subsidiary;

(vii) Contract relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien, except for Permitted Liens, on any material portion of the assets of the Company and its Subsidiaries;

(viii) guaranty of any obligation for borrowed money or other material guaranty, except guarantees by the Company or its Subsidiaries of the performance or obligations of the Company or any of its Subsidiaries;

(ix) Contract (including any conditional sales agreement) under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rent exceeds $1,000,000;

(x) Contract (including any conditional sales agreement) under which it is lessor of or permits any third party to use, hold or operate any property, real or personal, for which the annual rent exceeds $1,000,000;

(xi) Contract (A) with any of the Company’s top 20 customers, as measured by revenue received by the Company and its Subsidiaries during its fiscal year ended January 2, 2016 or (B) relating to the sale of materials, supplies, merchandise, machinery, equipment, parts or services, other than any Contract made in the ordinary course of business that does not result in sales in excess of $5,000,000 annually;

(xii) Contract (A) with any of the Company’s top 10 suppliers of products or services (other than subcontractors or products or services related to a specific construction project), as measured by amount spent by the Company and its Subsidiaries during its fiscal year ended January 2, 2016 or (B) relating to the purchase of materials, supplies, merchandise, machinery, equipment, parts or services other than any Contract made in the ordinary course of business that does not require expenditures in excess of $2,500,000 annually (other than subcontractors or products or services related to a specific construction project);

(xiii) Governmental Contract, other than any Contract made in the ordinary course of business that does not result in sales in excess of $5,000,000 annually;

(xiv) Company Joint Venture Agreement;

(xv) Contract that purports to limit, curtail or restrict the right of the Company or any of its Subsidiaries to compete or to freely engage in any type, market or line of business or geographic region or which, following the consummation of the Merger, could materially limit the right of the Surviving Corporation to engage in any material business or with any Person;

(xvi) Contract that contains (A) any exclusivity or similar provision that is binding on the Company or any of its Subsidiaries, (B) any “most favored nation” terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries to a third party or (C) any arrangement whereby the Company or any of its Subsidiaries grants any right of first refusal or right of first offer or similar right to a third party, in each case involving revenues or expenses of the Company or any of its Subsidiaries of more than $5,000,000 during its fiscal year ended January 2, 2016;

(xvii) Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a notional value in excess of $2,500,000;

(xviii) Contract that restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(xix) Contract for, or that obligates the Company or any of its Subsidiaries to make, any capital expenditure or any acquisition or construction of fixed assets for or in respect of any real property, in each case in an amount in excess of $1,000,000 in any calendar year;

(xx) Contract entered into in the past three (3) years involving any resolution or settlement of any actual or threatened Proceeding with a value of greater than $1,000,000 or which imposes material continuing obligations on the Company or any of its Subsidiaries or that provides for any continuing injunctive or other non-monetary relief, in each case, other than confidentiality obligations;

(xxi) Contract relating to the acquisition or disposition of any business significant portion of the assets, properties or business of the Company or any of its Subsidiaries (whether by merger, consolidation, business combination, sale of stock, sale of assets or otherwise) other than this Agreement (A) that was entered into after December 28, 2012 for aggregate consideration under such Contract in excess of $20,000,000 or (B) pursuant to which any earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties that survive indefinitely or for periods equal to a statute of limitations);

(xxii) Contract relating to an Affiliate Transaction;

(xxiii) Contract relating to the use by the Company or any Subsidiary of any Licensed Intellectual Property (other than commercially available off the shelf Software);

(xxiv) Contract relating to the use by a third party of any Owned Intellectual Property (other than agreements entered into by the Company or any Subsidiary in the ordinary course of business);

(xxv) any Contract (or group of related Contracts) not covered by clauses (i) through (xxiv) hereof and the performance of which requires aggregate payments to or from the Company or any of its Subsidiaries in excess of $5,000,000 per year that is not terminable with less than 60 days’ notice without material penalty by the Company or any of its Subsidiaries or that is otherwise material to the Company and its Subsidiaries, taken as a whole; or

(xxvi) Contract that would prevent, materially delay or materially impede the ability of the Company or its Subsidiaries to consummate the Transactions.

(b) Each of the Contracts listed on Section 3.16(a) of the Company Disclosure Schedule (each such contract, a “Company Material Contract”), other than any such Contract that has expired or terminated in accordance with its terms and Section 5.1(b), (i) is in full force and effect, (ii) is, and immediately after the Effective Time, will continue to be, a valid and binding obligation of the Company or a Subsidiary of the Company, as applicable and (iii) is enforceable against the Company or a Subsidiary of the Company, as applicable, and, to the Knowledge of the Company, against each other parties thereto (subject to the Bankruptcy and Equity Exception), except where the failure to be in full force and effect, valid, binding or enforceable, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract in all material respects. Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, (A) neither the Company nor any its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in material breach of or material default under, or has failed to perform any material obligations required to be performed by it under, any Company Material Contract, (B) neither the Company nor any of its Subsidiaries has received any written notice of any intention to terminate (prior to the end of the term), seek renegotiation of terms in a manner that is materially adverse to the Company or any of its Subsidiaries, or not renew any Company Material Contract and (iii) to the Knowledge of the Company, no event has occurred, which individually or together with other events, would reasonably be expected to result in a material breach of, a material default or violation under or permit the termination, modification or acceleration of any material obligation under, any Company Material Contract (in each case, with or without notice or lapse of time or both).

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Schedule, true and correct copies of all written Company Material Contracts and written summaries of all of the material terms and conditions of all oral Company Material Contracts have been made available to Parent and Merger Sub.

Section 3.17 Opinion of Financial Advisor. The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), financial advisor to the Company, to the effect that, as of the date of such opinion, and based on and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by holders of the Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such opinion will be delivered to Parent solely for informational purposes after receipt thereof by the Company Board.

Section 3.18 Brokers and Other Advisors. Except for BofA Merrill Lynch, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Set forth on Section 3.18 of the Company Disclosure Schedule is a good faith estimate of all financial, legal, accounting or other advisory fees and expenses incurred or payable, or to be incurred or payable, by the Company or its Subsidiaries in connection with this Agreement and the consummation of the Transactions.

Section 3.19 Company Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”) is the only action, vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.20 Employees. Section 3.20 of the Company Disclosure Schedule lists, as of the date of this Agreement, each collective bargaining, works council or other material labor union contract covering any employee of the Company or its Subsidiaries (each a “Collective Bargaining Agreement”). Except as has not resulted in, and would not reasonably be expected to result in, a material liability to the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder, (ii) neither the Company nor its Subsidiaries has experienced any labor strike or other collective bargaining dispute or had any grievance or unfair labor practice complaint filed against it within the past two (2) years, (iii) no organizational campaign, petition, or demand for recognition is presently being made or threatened by or on behalf of any labor union with respect to employees of either the Company or its Subsidiaries, (iv) the execution of this Agreement and the consummation of the Merger will not result in any breach or other violation of any Collective Bargaining Agreement or result in any breach or other violation of any notice, information or consultation obligations under applicable labor Laws and (v) the Company and its Subsidiaries are in compliance in all respects with (x) the Worker Adjustment and Retraining Notification Act of 1988, or any similar applicable Law relating to plant closings and layoffs and (y) applicable Law respecting labor, employment, immigration, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, affirmative action, plant closings, and wages and hours.

Section 3.21 Compliance with Anti-Corruption and Anti-Money Laundering Laws; Sanctions.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective directors and officers, or employees, nor, to the knowledge of any of the foregoing, any other person acting on behalf of the Company or its Subsidiaries, has made or offered or authorized or solicited or accepted any contributions, payments, gifts, gratuities, entertainment or any other item or service of any value, directly or indirectly, to any Governmental Official for the purpose of: (i) influencing any act or decision of a Governmental Official in their official capacity, (ii) inducing a Governmental Official to do or omit to do any act in violation of their lawful duties, (iii) securing any improper advantage, (iv) inducing a Governmental Official to influence or affect any act or decision of any Governmental Authority, any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority or any political party or (v) assisting the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or any of its Subsidiaries in a manner which would constitute a violation of applicable Laws, whether U.S. or non-U.S., governing corrupt practices, money laundering, anti-bribery or anticorruption, including the Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010 (all such Laws, “Anti-Corruption Laws”).

(b) Neither the Company nor any of its Subsidiaries has made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws. Since January 1, 2012, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective directors and officers, agents or employees, has, in connection with or relating to the business of the Company or any of its Subsidiaries, received any notice, request or citation for any actual or potential noncompliance with any Anti-Corruption Law.

(c) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, no officer, director, or employee of the Company or any of its Subsidiaries is a Governmental Official of a Governmental Authority that is the customer under any current Government Contracts.

(d) No Governmental Official, Governmental Authority, any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority or any political party presently owns an interest, whether direct or indirect, in the Company or any of its Subsidiaries or has any legal or beneficial interest in the Company or any of its Subsidiaries or to payments made to the stockholders of the Company by Parent hereunder.

(e) The Company and each of its Subsidiaries has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Governmental Officials in accordance with GAAP, consistently applied.

(f) The Company and each of its Subsidiaries are in compliance in all material respects with all Laws relating to imports, exports and economic sanctions, including all Laws administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the U.S. State Department (collectively, “Trade Laws”). During the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has been a party to any Contract or has been engaged in any transaction or other business, directly or, to the Knowledge of the Company, indirectly, that is (i) in material breach of Trade Laws or (ii) with any Governmental Authority or other Person that appears on any list of OFAC-sanctioned parties (including any Person that appears on OFAC’s Specially Designated Nationals and Blocked Persons List), any Person that is owned or controlled by such a Person, or any Person that is located or organized in any country or territory that is subject to comprehensive OFAC sanctions (an “OFAC Prohibited Party”), in each case, in violation of applicable Trade Laws. Neither the Company nor any of its Subsidiaries nor any of the directors or officers of the Company or any of its Subsidiaries is an OFAC Prohibited Party or is a target of material sanctions in any other jurisdiction in which the Company or any of its Subsidiaries has business operations or arrangements. To the Knowledge of the Company, none of the Per Share Merger Consideration will be provided to or used for the benefit of any OFAC Prohibited Party. During the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has, in connection with or relating to the business of the Company or any of its Subsidiaries, received from any Governmental Authority or any other Person any written notice or made any voluntary or involuntary disclosure to a Governmental Authority or conducted an internal investigation concerning any material violation or alleged material violation of any Trade Law.

Section 3.22 Affiliate Transactions. Except (a) as set forth on Section 3.22 of the Company Disclosure Schedule and (b) Contracts relating to employment and labor matters set forth on Section 3.11 and Section 3.20 of the Company Disclosure Schedule, no officer, director or Affiliate of the Company or any individual in such officer’s or director’s immediate family (i) is a party to any Contract, commitment, transaction, business arrangement or other material relationship with the Company or any of its Subsidiaries or (ii) directly or indirectly owns, or otherwise has any right, title, or interest in, to or under, any material property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries and is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole, other than contracts between or among the Company and its Subsidiaries (any relationship or transaction described in clauses (i) and (ii), an “Affiliate Transaction”).

Section 3.23 Proxy Statement. Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.7, none of the information included or incorporated by reference or to be included or incorporated by reference by the Company in the Proxy Statement to be disseminated to stockholders of the Company in connection with this Agreement and the Transactions, or any amendment or supplement thereto, will at the time of the mailing of the Proxy Statement and at the time of the Company Stockholders Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

Section 3.24 Insurance. Section 3.24 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies maintained as of the date hereof with respect to the properties, assets, businesses, fire, professional liability, workers’ compensation, casualty, directors and officers of the Company and its Subsidiaries. All of the insurance policies set forth or required to be set forth on Section 3.24 of the Company Disclosure Schedule (the “Insurance Policies”) are, as of the date hereof, valid, binding and are in full force and effect. The Company and its Subsidiaries are current in all premiums or other payments due under the Insurance Policies, have otherwise complied in all material respects with all of their respective obligations under each Insurance Policy, and no notice of cancellation, non-renewal or termination has been received. No written disallowance of any material claim under any Insurance Policy has been received by the Company or its Subsidiaries. Except as set forth on Section 3.24 of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has made any claim under any Insurance Policy since December 28, 2012 with respect to which an insurer has questioned, denied or disputed or otherwise reserved its rights with respect to coverage. All claims and circumstances that might lead to a claim under any Insurance Policy have been notified to the relevant insurers. The Company has provided to Parent loss-runs for the last three (3) years in respect of the Company and each of its Subsidiaries.

Section 3.25 Customers and Suppliers.

(a) Section 3.25(a) of the Company Disclosure Schedule contains (i) a complete and accurate list of (A) the twenty (20) largest clients or customers of the Company and its Subsidiaries, taken as a whole, as measured by the dollar amount of total sales by the Company and its Subsidiaries to each such customer, for the fiscal years ended January 2, 2016 and January 2, 2015 and (B) the ten (10) largest suppliers to the Company and its Subsidiaries, taken as a whole, as measured by the dollar amount of total sales to the Company and its Subsidiaries by each such supplier and (ii) the amount of total sales (A) by the Company and its Subsidiaries to each customer and (B) by each supplier to the Company and its Subsidiaries, as applicable, for such periods.

(b) Since December 28, 2012, no customer listed or required to be listed in Section 3.25(a) of the Company Disclosure Schedule has (i) terminated any material Contract with the Company or any of its Subsidiaries or (ii) notified the Company or any of its Subsidiaries in writing, or to the Knowledge of the Company, orally, that it is cancelling, terminating or materially and adversely modifying any material Contract with the Company or any of its Subsidiaries due to the performance of the Company or any of its Subsidiaries or any dispute with the Company or any of its Subsidiaries. Since December 28, 2012, no supplier listed or required to be listed on Section 3.25(a) of the Company Disclosure Schedule has terminated any material Contract with the Company or any of its Subsidiaries or stopped or materially decreased (outside the ordinary course of business) supplying products and services to the Company or any of its Subsidiaries or has notified any of the Company or its Subsidiaries in writing or, to the Knowledge of the Company, orally of its intention to terminate any material Contract with any of the Company or its Subsidiaries or stop or materially decrease (outside the ordinary course of business) the rate of supplying products and services to the Company or its Subsidiaries.

Section 3.26 Accounts Receivable and Payable.

(a) All of the outstanding accounts receivable shown on the Financial Statements have been valued in accordance with GAAP and represent, as of the respective dates thereof, valid Liabilities arising from sales actually made or services actually performed, in each case, in the ordinary course of business. All of the outstanding accounts receivable deemed uncollectible have been reserved against on the Financial Statements in accordance with GAAP applied using the accounting principles, policies, practices, procedures and methods, with consistent classification, judgments and estimation methodology, that were used in preparation of the Financial Statements for the fiscal year ended January 2, 2016, applied on a consistent basis. The accounts receivable created since the Balance Sheet Date have been created in the ordinary course of business. Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries have canceled, or agreed to cancel, in whole or in part, any accounts receivable except in the ordinary course of business.

(b) The accounts payable of the Company and its Subsidiaries reflected in the Financial Statements or accrued since the Balance Sheet Date arose from bona fide transactions in the ordinary course of business in accordance with GAAP applied using the accounting principles, policies, practices, procedures and methods, with consistent classification, judgments and estimation methodology, that were used in preparation of the Financial Statements for the fiscal year ended January 2, 2016, applied on a consistent basis.

Section 3.27 Government Contracts.

(a) Except as set forth on Section 3.27(a) of the Company Disclosure Schedule, since December 28, 2012, (i) no material termination for default, cure notice or show cause notice has been issued to the Company or any of its Subsidiaries and remains unresolved pertaining to any Government Contract, (ii) neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure in writing to any Governmental Authority with respect to any material violation of Law arising under or relating to any Government Contract or Government Bid, (iii) there are no outstanding material disputes between the Company or any of its Subsidiaries and any Governmental Authority or any other Person arising under or relating to any Government Contract or Government Bid and (iv) neither the Company nor any of its Subsidiaries nor any Principal (as that term is defined in FAR 52.203-13) of the Company or any of the Company’s Subsidiaries are or have, within the past five (5) years, been debarred, noticed for debarment or suspended from participation in the award of contracts with the U.S. Government or any other Governmental Authority (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements), and, to the Knowledge of the Company, no suspension or debarment actions with respect to Government Contracts have been commenced or threatened against the Company, any Subsidiary of the Company or any Principal (as that term is defined in FAR 52.203-13) of the Company or any of the Company’s Subsidiaries.

(b) Except as set forth on Section 3.27(b) of the Company Disclosure Schedule, since December 28, 2012, to the Knowledge of the Company, there has not been any material audit, inspection, survey or examination of records by a Governmental Authority of the Company or any of its Subsidiaries other than in the ordinary course, nor, to the Company’s Knowledge, has the Company or any of its Subsidiaries received written or oral notice of any such audit, inspection, survey, examination of records or investigation that is reasonably likely to result in any material Liability for the Company or any of its Subsidiaries.

(c) To the Knowledge of the Company, since December 28, 2012, none of the Company, its Subsidiaries or any of their respective officers, directors or employees, has been or is under indictment, or civil, administrative or criminal investigation involving a Government Contract or Government Bid, including but not limited to any allegations of defective performance or work product, mischarging, factual misstatement, failure to act or other material omission or alleged irregularity. Since December 28, 2012, neither the Company nor any of its Subsidiaries has entered into any material consent order or administrative agreement with a Governmental Authority relating directly or indirectly to any Government Contract or Government Bid.

(d) The Company and each of its Subsidiaries are in material compliance with all applicable national security obligations and security measures required by their Government Contracts or applicable Laws, including specifically the U.S. National Industrial Security Program Operating Manual, and there are no facts or circumstances that would, or would be reasonably likely to, result in the suspension or termination of government security clearances or that would be reasonably likely to render the Company or any of its Subsidiaries ineligible for such security clearances in the future.

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company, as of the date hereof and as of the Closing Date, that:

Section 4.1 Organization, Standing and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Canada and has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such qualification or good standing necessary, except where the failure to be so qualified or in good standing has not had, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly and validly authorized and approved by all necessary corporate action by Parent and Merger Sub (including by the Parent Board and the board of directors of Merger Sub) and adopted by Parent as the sole stockholder of Merger Sub, and no corporate or other action on the part of Parent and Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt this Agreement and approve the Transactions.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will, with or without notice or lapse of time, or both, (i) conflict with or violate any provision of the articles of incorporation and bylaws of Parent, in each case as amended to the date of this Agreement, or any resolutions adopted by the stockholders of Parent or the Parent Board, (ii) assuming that each of the consents, authorizations, permits and approvals referred to in Section 4.3 and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, breach, violate or conflict with any Law or Order applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or (iii) result in any breach of or constitute a default under, or give rise to any right of termination, modification, amendment, acceleration or cancellation of, or result in the loss of any benefit to which Parent or its Subsidiaries is entitled under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Governmental Approvals. Except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (b) filings required under, and compliance with other applicable requirements of, the HSR Act and (c) filings, reports, approvals or notices listed on Section 3.4 of the Company Disclosure Schedule, no consents, authorizations, permits or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except for DBO Partners LLC, the fees of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.5 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.6 Financing. Parent has delivered to the Company true, correct and complete copies (except that the numerical fees and pricing “flex terms” in any fee letter may have been redacted), as of the date of this Agreement, of executed Financing Commitment Letters to provide, subject to the terms and conditions therein, equity financing or debt financing in the aggregate amount set forth therein (being collectively referred to herein as the “Financing”). As of the date of this Agreement, the Financing Commitment Letters have not been amended or modified and the respective commitments contained therein have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Financing Commitment Letters, in the form so delivered, are in full force and effect and are legal, valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto, except as may be limited by the Bankruptcy and Equity Exceptions. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitment Letters that are required to be paid on or prior to the date of this Agreement. Assuming the satisfaction of all of the conditions contained in Section 6.1 and Section 6.2, the net cash proceeds contemplated by the Financing Commitment Letters will, together with cash and cash equivalents available to Parent and committed credit facilities in the aggregate, be sufficient to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement. Assuming the satisfaction of all of the conditions contained in Section 6.1 and Section 6.2, to the Knowledge of Parent, as of the date of this Agreement, there are no facts or circumstances that could reasonably be expected to result in Parent being unable to satisfy any term or condition of closing to be satisfied by it contained in the Financing Commitment Letters. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitment Letters or, that would, individually or in the aggregate, permit the financial institutions party thereto to terminate, or to not make the initial funding of the facilities to be established thereunder upon satisfaction of all conditions thereto. Except as set forth in the Financing Commitment Letters, there are no (i) conditions precedent to the respective obligations of the lenders specified in the Financing Commitment Letters to fund the full amount of the Financing contemplated by the Financing Commitment Letters; or (ii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing to which either Parent, Merger Sub or any of their respective Affiliates is a party that would permit the lenders specified in the Financing Commitment Letters to reduce the total amount of the Financing (other than retranching or reallocating the Financing in a manner that does not reduce the aggregate amount of the Financing), or that would materially and adversely affect the availability of the Financing. Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions. Assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.2, as of the date of this Agreement, Parent has no Knowledge of any fact or circumstance that would reasonably be likely to result in the Financing not being made available to Parent on the Closing Date.

Section 4.7 Proxy Statement. Subject to the accuracy of the representations and warranties of the Company in Section 3.23, none of the information provided by Parent for inclusion or incorporation by reference in the Proxy Statement to be disseminated to stockholders of the Company in connection with this Agreement and the Transactions, or any amendment or supplement thereto, will at the time of the mailing of the Proxy Statement and at the time of the Company Stockholders Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except as expressly required by this Agreement or as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall (and shall cause its Subsidiaries to) conduct the business of the Company and its Subsidiaries in all material respects in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to (i) preserve intact its present lines of business and the present business organization of each of the Company and its Subsidiaries, and their respective material assets, including real and personal property, (ii) maintain in effect all material Company Permits and the rights and franchises of each of the Company and its Subsidiaries, (iii) preserve and maintain good relationships with, and the goodwill of, customers, suppliers, distributors, creditors, lessors, business associates, and employees and (iv) manage its working capital (including the timing of collection of accounts receivable and payment of accounts payable and the management of inventory) in the ordinary course of business.

(b) Without limiting the generality of, and in furtherance of, the foregoing, during the period from the date of this Agreement until the Effective Time, except as expressly required by this Agreement (including actions in furtherance of the Pre-Closing Reorganization), as required by applicable Law, as contemplated by Section 5.1(b) of the Company Disclosure Schedule or unless Parent otherwise consents in advance in writing, the Company shall not, and shall cause its Subsidiaries not to:

(i) issue, sell, grant or authorize the issuance of any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, except for the issuance of Company Common Stock, Restricted Stock, SARs, or Stock Units required pursuant to deferred compensation arrangements existing as of the date hereof and set forth in Section 5.1(b)(i) of the Company Disclosure Schedule;

(ii) redeem, purchase or otherwise acquire, directly or indirectly (whether by merger, consolidation or otherwise), any of its outstanding shares of capital stock or equity securities, securities convertible into or exchangeable or exercisable for any shares of its capital stock or equity securities or any rights, warrants or options to acquire any shares of its capital stock or equity securities, except acquisitions in connection with the repurchase or forfeiture of Company Common Stock, Stock Units or SARs to the extent required by the Company’s or a Subsidiary’s certificate of incorporation (or similar organizational documents) or the Company Stock Plans;

(iii) (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of its capital stock or equity interest, (B) adjust, split, combine, subdivide, amend the terms of or reclassify any shares of its capital stock or (C) enter into any Contract with respect to the voting or registration of its capital stock or equity securities;

(iv) incur, assume, create, prepay, refinance or modify in any respect the terms of any Indebtedness, issue any debt securities or any warrants or other rights to acquire any Indebtedness or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any Person, except for Indebtedness (A) incurred or prepaid under credit facilities as in effect as of the date of this Agreement in the ordinary course of business or (B) in connection with surety bond activities in the ordinary course of business, it being understood and agreed that Parent shall not unreasonably withhold, condition or delay its consent to the incurrence or funding of Indebtedness among the Company and any of its wholly-owned Subsidiaries or among such wholly-owned Subsidiaries;

(v) (A) other than in connection with actions permitted by Section 5.1(b)(ix), make, forgive or cancel any loans, advances, guarantees or capital contributions to or investments in any Person (other than a Subsidiary of the Company in the ordinary course of business) or (B) enter into any “keep well” or other Contract to maintain any financial statement condition of another Person;

(vi) sell, pledge, dispose of, transfer, lease, license, guarantee, abandon, encumber, mortgage, or otherwise divest (whether by merger, consolidation, sale of stock or assets or otherwise) any properties (including any Owned Intellectual Property), assets, licenses, operations, businesses or interests therein of the Company or any of its Subsidiaries or grant any Person an exclusive license of any Company Intellectual Property, except (A) in connection with services provided or licenses granted in the ordinary course of business, (B) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries and with a fair market value not in excess of $5,000,000 in the aggregate or (C) transfers among the Company and its wholly-owned Subsidiaries;

(vii) create, incur, or allow to exist any Lien or Encumbrance (except any Permitted Lien or Permitted Encumbrance) on any assets or property of the Company or its Subsidiaries, except as provided for in this Agreement and except for Liens and Encumbrances that are fully released in connection with the Closing;

(viii) omit to take any action necessary to maintain or renew any material Owned Intellectual Property;

(ix) make or incur capital expenditures or any Liabilities in respect thereof, other than those contemplated by the budget set forth on Section 5.1(b)(ix) of the Company Disclosure Schedule (the “Budget”);

(x) directly or indirectly make any acquisition (including by merger, consolidation, acquisition of stock or assets or otherwise) of the capital stock, other equity securities or ownership interests, properties, interests, businesses or assets of any other Person for consideration, except capital expenditures set forth in the Budget and purchasers of supplies in the ordinary course of business;

(xi) (A) amend any Company Plan (including any Company Stock Plan) or adopt, enter into, or establish any employee benefit plan that would be a Company Plan if in effect as of the date hereof; (B) grant any right to new or enhanced severance or termination pay to any of its current or former directors, officers, consultants, or employees; (C) make any change in compensation or other benefits payable to, or increase the target bonus opportunity applicable to, any of its current or former directors, officers, consultants, or employees pursuant to any Company Plan, in each case other than (x) to the extent required under any Company Plan or applicable Law or (y) promotions or increases in compensation in the ordinary course of business for current employees of the Company or any of its Subsidiary at Level 8 or below; (D) hire or terminate (other than for cause) any senior executive of the Company or any Subsidiary of the Company at Level 10; or (E) extend credit or renew or forgive a previously existing extension of credit (either directly or indirectly) for the benefit of any current or former directors, officers, consultants, or employees of the Company or any of its Subsidiaries (other than employee expense reimbursement arrangements, in existence on the date hereof and in the ordinary course of business); except, in each case of (A) through (E), (1) as required or contemplated by the terms of this Agreement (including Section 5.21) or (2) as required pursuant to the terms of any Company Plan or Contract set forth on Section 5.1(b)(xi) of the Company Disclosure Schedule (or any other item set forth on Section 5.1(b)(xi) of the Company Disclosure Schedule);

(xii) negotiate with or agree to negotiate with any labor organization in respect of any employees of the Company or any Subsidiary of the Company or enter into, amend or extend the term of any Collective Bargaining Agreement;

(xiii) make any change to its methods of accounting, any financial accounting principles or practices (or change an annual accounting period) in effect as of January 2, 2016, except as required by GAAP (or any interpretation thereof), any Governmental Authority or applicable Law;

(xiv) amend any Company Organizational Document (whether by merger, consolidation or otherwise), except as expressly required by this Agreement;

(xv) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, except as done in accordance with this Agreement;

(xvi) other than in the ordinary course of business, enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement or is a lease of real property or terminate, cancel, transfer, assign, license, encumber, amend, waive any rights of or modify in any material respect adversely, to the Company or any of its Subsidiaries any Company Material Contract or Real Property Lease;

(xvii) enter into, amend or modify any Affiliate Transaction;

(xviii) enter any new line of business outside of its existing business as of the date hereof;

(xix) terminate or fail to maintain in full force and effect, replace or renew until the Effective Time substantially the same material insurance policies (or equivalent levels of insurance coverage) with respect to the assets, operations and activities of the Company and its Subsidiaries as are in effect as of the date hereof;

(xx) settle or compromise any Proceeding against the Company or any of its Subsidiaries that requires payments by the Company or any of its Subsidiaries in excess of $250,000 in the aggregate or grants injunctive or equitable relief against the Company or any of its Subsidiaries or involves the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xxi) take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent, the Company or any of their respective Subsidiaries of the Transactions; or

(xxii) agree to take any of the foregoing actions.

(c) During the period from the date of this Agreement until the Effective Time, Parent and its Subsidiaries shall not take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent, the Company or any of their respective Subsidiaries of the Transactions.

Section 5.2 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event within ten (10) days of the date hereof), the Company shall prepare (with the assistance of Parent) a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”) and cause the Proxy Statement to be mailed or sent to the Company’s stockholders in a manner consistent with the Company’s past practices. The Company shall provide Parent a reasonable opportunity to review and comment on the Proxy Statement prior to its dissemination to the Company’s stockholders and shall consider in good faith any comments proposed by Parent. No amendment or supplement to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon and the consideration in good faith by the Company of any comments proposed by Parent; provided, however, that the Company, in connection with a Company Adverse Recommendation Change made in compliance with Section 5.3(d), may amend or supplement the Proxy Statement without the review and comment of Parent to the extent such amendment or supplement contains (i) the Company Adverse Recommendation Change, (ii) a statement of the reason of the Company Board for making such a Company Adverse Recommendation Change and (iii) additional information reasonably related to the foregoing. Each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement under applicable Law. Parent and the Company each agree that any information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first sent to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any information relating to the Company or Parent or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other party and, to the extent required by Law, the Company shall prepare (with the assistance of Parent) and disseminate such amendment or supplement to the stockholders of the Company.

(b) The Company, acting through the Company Board, shall, as soon as reasonably possible following the date hereof, in accordance with applicable Law and the Company Organizational Documents, duly give notice of, convene and hold a meeting of its stockholders to consider the adoption of the Merger Agreement and such other matters as may be then legally required (including any adjournment or postponement thereof, the “Company Stockholders Meeting”); provided, however, that the Company shall be permitted to delay or postpone convening the Company Stockholders Meeting solely (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) after consultation with Parent, to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith (after consultation with outside legal counsel) is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting or (iv) after consultation with Parent, for a single period not to exceed ten (10) Business Days, to allow additional solicitation of votes in order to obtain the Company Stockholder Approval.

(c) The Company shall, through the Company Board (or a duly authorized committee thereof), but subject to the right of the Company Board to make a Company Adverse Recommendation Change pursuant to Section 5.3(d), (i) recommend and continue to recommend to its stockholders that the Company Stockholder Approval be given (the “Company Board

Recommendation”), (ii) include the Company Board Recommendation in the Proxy Statement, (iii) take all lawful action to solicit from its stockholders proxies and votes in favor of adopting this Agreement and (iv) take all legally permissible actions necessary or advisable to secure the Company Stockholder Approval.

(d) If the Takeovers Panel advises Parent that it does not intend to grant an exemption from Rule 6(1)(a) of the Takeovers Code on the conditions, or substantially similar conditions, set forth in Exhibit E, the Company shall cause NZ Sub to convene a meeting of its shareholders as soon as reasonably practicable after such advice from the Takeovers Panel, to consider by ordinary resolution in accordance with Rule 7(c) of the Takeovers Code and all other applicable provisions of the Takeovers Code the indirect acquisition by Parent of NZ Sub. The Company shall provide Parent with a reasonable opportunity to review and comment on the notice of shareholder meeting of NZ Sub prior to its issuance and delivery to shareholders of NZ Sub and shall consider in good faith any comments proposed by Parent to such notice. Parent will provide all reasonable assistance requested by the Company in connection with such shareholder meeting of NZ Sub.

Section 5.3 No Solicitation; Change in Recommendation.

(a) The Company agrees that it shall, and shall cause its Subsidiaries, directors, officers and employees to, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated all existing discussions, solicitations or negotiations with any Person conducted heretofore with respect to any Takeover Proposal, and, in connection therewith, immediately discontinue access by any Person (other than Parent, its Affiliates and their Representatives) to any data room (virtual or otherwise) established by the Company, its Subsidiaries or its Representatives for such purpose and to request that each Person promptly return or destroy any non-public information previously furnished or made available to such Person or any of such Person’s Representatives on behalf of the Company, its Subsidiaries or the Representatives of the Company and its Subsidiaries in accordance with the terms of the confidentiality or similar agreement in place with such Person. The Company shall promptly inform its Affiliates and Representatives of the Company’s obligations under this Section 5.3. Except as expressly permitted by this Section 5.3, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VII, the Company shall not, and shall cause its Subsidiaries, directors, officers and employees not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, cause, knowingly encourage or knowingly facilitate any inquiry, proposal, indication of interest or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or the consummation of any Takeover Proposal, (ii) enter into, engage in or otherwise participate in any discussions (except to notify such Person of the existence of the provisions of this Section 5.3) or negotiations regarding any Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, (iii) make available or furnish to any Person any non-public material information in connection with any inquiry, proposal, indication of interest or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Anti-Takeover Law (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Anti-Takeover Law and to enforce each confidentiality, standstill or similar agreement), (v) accept any Takeover Proposal or enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)) relating to a Takeover Proposal (each, an “Alternative Acquisition Agreement”), (vi) submit any Takeover Proposal to a vote of the Company’s stockholders or (vii) resolve, endorse, recommend or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Subsidiaries, or any of its or their respective Representatives, receives an unsolicited written Takeover Proposal that did not result from any breach of the Company’s obligations under this Section 5.3, the Company, the Company Board (or a duly authorized committee thereof) and their Representatives may engage in negotiations and discussions with, or furnish any information and other access requested by, any Person making such Takeover Proposal and any of its Representatives if and only to the extent that the Company Board determines in good faith, (x) after consultation with the Company’s outside legal and financial advisors, that such Takeover Proposal is or could reasonably be expected to lead to a Superior Proposal and (y) after consultation with the Company’s outside legal advisors, that the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided that prior to furnishing any material non-public information to or engaging in negotiations or discussions with any such Person, the Company and the Person making such Takeover Proposal enter into an Acceptable Confidentiality Agreement. The Company will promptly (and in any event within twenty-four (24) hours) notify Parent in writing of the receipt of any request for information from any Person seeking to make, or who has made, a Takeover Proposal, any discussions or negotiations sought to be initiated with the Company or any of its Subsidiaries regarding a Takeover Proposal or any inquiry, proposal, indication of interest or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, indicating in connection with such notice the material terms of such Takeover Proposal and the identity of the Person making or communicating regarding such Takeover Proposal (and providing, if applicable, copies of any written requests, proposal or offers, including proposed agreements). The Company will keep Parent reasonably apprised, on a prompt basis (and in any event within twenty-four (24) hours) of the status of any discussions or negotiations with respect to such inquiries, proposals or offers and the details of any change in the price or any material terms thereof (including proposed agreements and modifications thereto). The Company shall not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any Person unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c) Except as otherwise provided in this Agreement, the Company Board shall not (i)(A) withhold, withdraw, change, qualify, amend or modify or advise its stockholders that it proposes to withhold, withdraw, change, qualify, amend or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or make any statement or proposal that is public or to the Company’s stockholders inconsistent with the Company Board Recommendation, (B) authorize, approve or recommend, or propose to authorize, approve or recommend, to the stockholders of the Company a Takeover Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement, (D) approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) any Takeover Proposal, or (E) within three (3) Business Days following a written request by Parent following the date any Takeover Proposal or any material modification thereto is first sent, given or communicated to the stockholders of the Company, fail to issue a statement to the stockholders of the Company that reaffirms the Company Board Recommendation; provided, that Parent may not make any such request on more than one (1) occasion in respect of any Takeover Proposal or any material modification of a Takeover Proposal (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”); or (ii) enter into any Alternative Acquisition Agreement.

(d) Notwithstanding anything to the contrary in this Section 5.3, prior to the time the Company Stockholder Approval is obtained, the Company Board (or a duly authorized committee thereof) may make a Company Adverse Recommendation Change (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 7.4(b)), if and only if (i)(x) the Company has complied with this Section 5.3 and has received an unsolicited written Takeover Proposal that was made in compliance with this Section 5.3 and such Takeover Proposal is not withdrawn or (y) there has been a Company Intervening Event, (ii) in the case of a Takeover Proposal, the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, that such Takeover Proposal constitutes a Superior Proposal, and (iii) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law; provided, however, none of the Company, the Company Board or any committee thereof shall make a Company Adverse Recommendation Change or authorize the Company to enter into any Alternative Acquisition Agreement unless: (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.4(b) at least five (5) Business Days prior to taking such action (a “Notice of Recommendation Change”), which notice shall include, as applicable, (1) that the Company Board has received a Superior Proposal, the information with respect to the Superior Proposal that is specified in Section 5.3(b) and a copy of such Superior Proposal and any related Alternative Acquisition Agreement or (2) the facts and circumstances in reasonable detail of the Company Intervening Event, and such notice shall specify that absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.4(b) (it being understood that such Notice of Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change and that any material revision or amendment to the terms of such Superior Proposal or developments with respect to the Company Intervening Event shall require a new notice (such notice to be given within twenty-four (24) hours) and, in such case, all references to five (5) Business Days in this Section 5.3(d) shall be deemed to be three (3) Business Days); (B) during such five (5) Business Day period following the Notice of Recommendation Change, if requested by Parent, the Company shall have made its Representatives reasonably available to discuss and negotiate in good faith with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement that may, at Parent’s sole discretion, be proposed by Parent in response to such Superior Proposal or

Company Intervening Event, as applicable; and (C) at the end of the five (5) Business Day period described in the foregoing clause (B), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (after taking into account any modifications to the terms of this Agreement and the Merger agreed to by Parent and Merger Sub after receipt of the Notice of Recommendation Change), that, as applicable, (I) such Takeover Proposal continues to be a Superior Proposal or (II) the Company Intervening Event continues to warrant a Company Adverse Recommendation Change and, in each case, concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to make such Company Adverse Recommendation Change would be inconsistent with the fiduciary duties owed by the Company Board under applicable Law. Notwithstanding any Company Adverse Recommendation Change, (x) unless this Agreement has been terminated in accordance with Article VII, the Company shall hold the Company Stockholders Meeting in accordance with Section 5.2(b) for purposes of obtaining the Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation and (y) in the event there is a Company Adverse Recommendation Change made in compliance with this Section 5.3(d) with respect to a Superior Proposal, the Company shall only enter into an Alternative Acquisition Agreement with respect thereto by terminating this Agreement in accordance with Section 7.4(b). For the avoidance of doubt, the Company may not terminate this Agreement in accordance with Section 7.4(b) during any notice period following a Notice of Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof) from (i) making any disclosure to the stockholders of the Company if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law, or (ii) informing any Person of the existence of the provisions contained in this Section 5.3. No disclosures under this Section 5.3(e) shall be, in themselves, a breach of this Section 5.3 or a basis for Parent to terminate this Agreement pursuant to Article VII; provided, however, that any such disclosure relating to or in connection with this Agreement or the Transactions shall be deemed a Company Adverse Recommendation Change (in which case Section 5.3(d) shall apply) unless the Company Board expressly reaffirms the Company Board Recommendation in such disclosure.

(f) The Company agrees that any violation of this Section 5.3 by any Subsidiary of the Company or any of the Company’s or its Subsidiaries’ respective Representatives shall be deemed a breach of this Section 5.3 by the Company.

(g) As used in this Agreement, “Takeover Proposal” shall mean any bona fide inquiry, proposal or offer from any Person (other than Parent, Merger Sub and any Affiliates thereof) with respect to (i) any direct or indirect purchase or other acquisition, in a single transaction or series of related transactions, of 15% or more of the outstanding Company Common Stock or (ii) any (x) merger, consolidation, business combination, recapitalization, reorganization, exchange or tender offer, share exchange, joint venture, dissolution, liquidation or other similar transaction involving the Company or any of its Subsidiaries or (y) purchase or acquisition (including the acquisition of stock in any Subsidiary of the Company, or any sale, lease, exchange, mortgage or other disposition), which if consummated would result in any Person (other than Parent, Merger Sub and any Affiliates thereof) becoming the beneficial owner, directly or indirectly, in a single transaction or series of related transactions, of 15% or more of the total voting power or of any class of equity securities of the Company or any of its Subsidiaries or assets of the Company and its Subsidiaries (including securities of Subsidiaries) that account for 15% or more of the Company’s consolidated assets or from which 15% or more of the Company’s revenues or earnings on a consolidated basis are derived.

(h) As used in this Agreement, “Superior Proposal” shall mean any unsolicited bona fide written Takeover Proposal on terms which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, (i) to be more favorable to the holders of Company Common Stock (in their capacity as such) from a financial point of view than the Transaction, taking into account, to the extent applicable, the legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and this Agreement (including any adjustments to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 5.3(d)) and the identity of the Person making the Takeover Proposal and (ii) is reasonably likely to be consummated on a timely basis on the terms proposed in such Takeover Proposal; provided that for purposes of the definition of Superior Proposal, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “100%.”

Section 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to cause the Transactions to be consummated as soon as practicable, including (i) promptly making any required submissions and filings under applicable Antitrust Laws with respect to the Transactions, (ii) promptly furnishing information required in connection with such submissions and filing under such Antitrust Laws, (iii) keeping the other parties reasonably informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the Transactions, and (iv) filing all notices or other documentation and obtaining all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions as soon as practicable (whether or not such approvals, consents, waivers, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Merger pursuant to Article VI); provided, however, that none of the Company, its Subsidiaries or any of their respective Representatives shall provide notice to, or request consent from, any third party with respect to this Agreement or the Transactions without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed). For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all applicable Foreign Antitrust Laws and all other applicable Laws issued by a

Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the Transactions as soon as practicable and in any event within ten (10) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as practicable any additional non-privileged information and documentary material that may be requested by a Governmental Authority pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) make the appropriate filings under any Foreign Antitrust Laws as soon as practicable and in any event within five (5) Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as practical any additional non-privileged information and documentary material that may be required or requested by any Governmental Authority pursuant to such Foreign Antitrust Laws and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.4 as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Authority as soon as practicable.

(c) Except as prohibited by applicable Law, the Company, Parent and Merger Sub shall: (i) cooperate and consult with each other in connection with the making of all filings, notifications, registrations, notifications, communications, submissions and any other material actions pursuant to this Section 5.4, (ii) promptly notify the others of, and if in writing, furnish the other parties hereto with copies of (or, in the case of oral communications, advise the other parties hereto of the contents of), any communication to such Person from a Governmental Authority (other than ministerial communications) and permit the other parties hereto to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Authority, (iii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Transactions, including any Proceeding initiated by a private party, (iv) consult with the others prior to taking any material position with respect to the filings under the HSR Act or other Antitrust Laws, (v) permit the others to review and discuss in advance, and consider in good faith the views of the others in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation to be submitted to any Governmental Authority regarding any of the Transactions, (vi) coordinate with the others in preparing and exchanging such information and promptly provide the others (and their counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Authority relating to this Agreement or the Transactions and (vii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, however, that each of Parent and the Company may designate any non-public information provided to any

Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information. Notwithstanding anything to the contrary herein, Parent shall, on behalf of the parties hereto, have control over and lead all communications and strategy, including all analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority in connection with consummating the Transactions, except for litigation with current or former stockholders of the Company, BV Sub, or NZ Sub as set forth in Section 5.10. The parties hereto shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine or joint defense privilege in a manner so as to preserve the applicable privilege.

(d) In furtherance and not in limitation of the foregoing, Parent and Merger Sub agree to use reasonable best efforts to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions as soon as practicable (and in any event no later than three (3) Business Days prior to the End Date), including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (each a “Remedial Action”); provided, however, that (i) any Remedial Action may, at the discretion of the Company, be conditioned upon consummation of the Transactions and (ii) Parent and Merger Sub shall not be required to take any Remedial Action that would be materially adverse to the aggregate business, results of operations or financial condition of Parent, the Company and their respective Subsidiaries, taken as a whole, giving effect to the Transaction.

(e) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or Proceeding is commenced, threatened or is foreseeable challenging any of the Transactions and such Proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall use reasonable best efforts to take any and all action (other than (i) any Remedial Action not required to be taken under Section 5.4(c) above or (ii) the commencement or threatened commencement of Proceedings) to avoid or resolve any such Proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable and in any event no later than three (3) Business Days prior to the End Date.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 5.5 shall not apply to any press release or public statement (a) made or proposed to be made by the Company after a Company Adverse Recommendation Change has been effected by the Company Board (including, for the avoidance of doubt, any press release or public announcement relating to such Company Adverse Recommendation Change) or (b) in connection with any dispute between the parties hereto regarding this Agreement or the Transactions; provided, further, that the foregoing shall not limit the ability of any party hereto to make internal announcements to their respective employees and stockholders (it being understood and agreed that any such internal announcements shall be subject to Section 5.3).

Section 5.6 Access to Information; Confidentiality; Books and Records.

(a) Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall afford to Parent and its Representatives reasonable access during normal business hours to the Company’s properties, books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its business and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company. Notwithstanding the foregoing, the Company shall not be obligated to provide such access or information to the extent the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information; provided, that the Company shall (i) give reasonable notice to Parent of the fact that it is restricting or otherwise prohibiting access to such documents or information, (ii) inform Parent with reasonable detail of the reason for such restriction or prohibition and (iii) use, and cause its Subsidiaries or Representatives to use, commercially reasonable efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition, including obtaining the consent of a third party or entering into joint defense agreements. Until the Effective Time, the information provided will be subject to the terms of the confidentiality letter agreement, dated as of October 13, 2015, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent and the Company shall not, and Parent and the Company shall cause their respective Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

(b) Parent acknowledges and agrees that it (i) had an opportunity to discuss the business of the Company with the management of the Company, (ii) has had access to the books and records, facilities, contracts and other assets of the Company which it and its Representatives have requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (iv) has conducted its own independent investigation of the Company, its businesses and the Transactions.

(c) At least five (5) Business Days prior to the Closing, the Company shall deliver to Parent a schedule setting forth the location of all Company Organizational Documents, as well as all other certificates of incorporation and bylaws or equivalent organizational documents, stock registers and minute books of each other Subsidiary of the Company.

Section 5.7 Takeover Laws. The Company and the Company Board shall each (a) use its reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any state takeover statute or similar statute becomes applicable to the Transactions, use its reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

Section 5.8 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall (i) for a period of six (6) years from the Effective Time, indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), in each case as provided in Company Indemnification Documents in effect on the date hereof, to the fullest extent permitted by applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Organizational Documents and the respective organizational documents of each of the Company’s Subsidiaries in effect as of the date hereof and (B) any indemnification agreements with an Indemnitee and (C) the 401(k) Plan and Trust Agreement in effect as of the date hereof (the documents in subclauses (A), (B) and (C) the “Company Indemnification Documents”), which shall in each case survive the Transactions and continue in full force and effect in accordance with their terms and to the extent permitted by applicable Law. Without limiting the foregoing, at the Effective Time and for a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and bylaws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Organizational Documents in effect on the date of this Agreement, which provisions shall not during such six (6) year period be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law.

(b) From and after the Effective Time, the Surviving Corporation shall pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.8 or the enforcement of an Indemnitee’s rights under this Section 5.8 as and when incurred to the fullest extent permitted under applicable Law, if and to the same extent such Indemnitee is entitled to the advancement of expenses pursuant to any Company Indemnification Document; provided that if required by a Company Indemnification Document or applicable Law, the person to whom expenses are advanced provides an undertaking to repay such expenses. Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable Law or any Company Indemnification Document, as the case may be, shall be made by independent outside legal counsel selected by the Indemnitee and reasonably acceptable to Parent.

(c) An Indemnitee shall have the right, but not the obligation, to assume and control the defense of any Claim relating to any acts or omissions covered under this Section 5.8 with counsel selected by the Indemnitee, which counsel shall be reasonably acceptable to Parent, if and to the same extent such Indemnitee is entitled to such right pursuant to the Company Indemnification Documents; provided, however, that Parent (i) shall be permitted to participate in the defense of such Claim at its own expense and (ii) shall not be liable for any settlement effected without Parent’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement includes an unconditional release of each Indemnitee from any liabilities arising out of such Claim. Each of Parent and the Surviving Corporation shall cooperate with the Indemnitees in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested by an Indemnitee in connection therewith, if and to the same extent such Indemnitee is entitled to such cooperation and access pursuant to the Company Indemnification Documents.

(d) Prior to the Effective Time, the Company shall obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, the “D&O Insurance”) in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Company’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as the Company’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O Insurance; provided, however, in no event shall the Company pay aggregate premiums for such “tail” insurance policies in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth on Section 5.8(d)

of the Company Disclosure Schedule; provided further, if the aggregate premiums payable for such “tail” insurance policies exceed such amount, the Company shall obtain “tail” insurance policies with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.8.

Section 5.9 Run-Off Coverage.

(a) At the request of Parent, the Company shall use reasonable best efforts to purchase, prior to the Effective Time, (i) run off or similar extended coverage for the Company’s existing errors and omissions insurance policies (“Run-Off E&O Policies”) and (ii) run-off or similar extended coverage for any of the Company’s other existing insurance policies (“Run-Off Non-E&O Policies”, and together with Run-Off E&O Policies, “Run-Off Policies”).

(b) The Company shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, to do or to cause to be done all things necessary, and to execute and deliver such documents and may be required to purchase the Run-Off Policies.

Section 5.10 Notification of Certain Matters; Transaction Litigation.

(a) Subject to applicable Law, the Company shall give prompt notice to Parent (and copies if applicable), and Parent shall give prompt notice to the Company (and copies if applicable), of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would or would be reasonably likely to (x) prevent or materially delay the consummation of the Transactions or (y) cause any condition to the Merger to be unsatisfied at the Effective Time, (ii) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Transactions, (iii) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Transactions, (iv) any Proceeding commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries, which (A) if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such party’s representations or warranties or (B) relate to the Merger or the other Transactions (each, a “Transaction Claim”); provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder or be deemed to update any section of the Company Disclosure Schedule.

(b) Subject to Section 5.6, the Company shall provide copies to Parent of all Proceedings and substantive or material correspondence relating to any Transaction Claim. The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any Transaction Claim against the Company or any of its directors or officers relating to this Agreement or the Transactions, and no such settlement of any Transaction Claim shall be agreed to without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall notify the other promptly (and in any event within forty-eight (48) hours) of the commencement of any such Transaction Claim of which it has received notice.

Section 5.11 Employee Matters.

(a) For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to employees of the Company and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) as of the Effective Time (“Company Employees”), annual base salary and base wages, cash incentive compensation opportunities (including target bonus amounts that are payable subject to the satisfaction of performance criteria in effect immediately prior to the Effective Time) and employee benefits, in each case, that are no less favorable in the aggregate than such annual base salary and base wages, cash incentive compensation opportunities and employee benefits provided to the Company Employees immediately prior to the Effective Time. For the avoidance of doubt, Parent shall not be obligated to provide, or cause to be provided, to Company Employees the equity ownership opportunities provided to Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the two (2) year period following the Effective Time, except for Company Employees who have waived their rights under the MWH Global, Inc. Second Amended and Restated Change in Control Severance Pay Plan, with severance benefits at levels no less than and pursuant to the terms of Parent’s current severance policies (if any) or, if more favorable, then as required by applicable local Law.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension or retiree health accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonable efforts to ensure that each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use commercially reasonably efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall use commercially reasonably efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time and the Transactions shall be deemed to constitute a “change in control,” “change of control” or “corporate transaction” under such Company Plans, arrangements or agreements. For the avoidance of doubt, this Section 5.11(c) shall not apply to any Company Employee who has waived his or her rights under the MWH Global, Inc. Second Amended and Restated Change in Control Severance Pay Plan.

(d) The Company shall cause the 401(k) Stock Fiduciary to provide executed copies of the 401(k) Stock Fiduciary Certificate at or prior to the Closing Date, which efforts shall include, but shall not be limited to, providing the 401(k) Stock Fiduciary and its advisors, as applicable, such information as the 401(k) Stock Fiduciary deems reasonably necessary in its sole discretion.

(e) This Section 5.11 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.11, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement, express or implied, shall (i) be construed to establish, amend or modify any Company Plan, (ii) obligate Parent or the Surviving Corporation to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee or (iii) prevent Parent or the Surviving Corporation from amending or terminating any benefit plan or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.11 shall not create any right in any employee or any other Person to any continued employment with the Company, Parent or any of their respective Affiliates or to any compensation or benefits of any nature, kind, or amount whatsoever.

Section 5.12 Merger Sub and Surviving Corporation. Parent shall take all actions necessary to (a) cause Merger Sub and the Surviving Corporation to perform promptly their respective obligations under this Agreement and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 Financing.

(a) Subject to the terms and conditions of this Agreement, Parent will use its reasonable best efforts (taking into account the expected timing of the Marketing Period) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitment Letters, and will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitment Letters if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing, or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Financing, in the case of either clause (i) or (ii) above, in a manner that would reasonably be expected to (A) delay or prevent the Closing Date, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (C) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitment Letters or the definitive agreements with respect thereto, the ability of Parent or Merger Sub to consummate the Transactions or the likelihood of consummation of the Transactions; provided, however, that Parent and Merger Sub may (i) amend the Financing Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Financing Commitment Letters as of the date of this Agreement or (ii) otherwise amend or replace the Financing Commitment Letters so long as (x) such amendment does not add new (or adversely modify any existing) conditions to the consummation of the Financing or (y) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. In the event of such amendment or replacement of the Financing Commitment Letters as permitted by the proviso to the immediately preceding sentence, the financing under such amended or replaced Financing Commitment Letters will be deemed to be “Financing” as such term is used in this Agreement.) Parent will use its reasonable best efforts to (I) satisfy on a timely basis all conditions in the Financing Agreements applicable to Parent and Merger Sub to obtaining the Financing as promptly as practicable, (II) negotiate and enter into definitive agreements with respect to the Financing Commitment Letters on terms and conditions contained in the Financing Commitment Letters or consistent in all material respects with the Financing Commitment Letters as promptly as practicable (such definitive agreements, together with the Financing Commitment Letters, the “Financing Agreements”) and (III)

consummate the Financing at or prior to the Closing. Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s and Merger Sub’s efforts to arrange the Financing and to satisfy the conditions thereof, including, upon Company’s request, (A) advising and updating the Company, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Financing and (B) providing copies of the current drafts of all such definitive documentation. If any portion of that amount of the Financing becomes unavailable on the material terms and conditions contemplated by the applicable Financing Agreements, (i) Parent will promptly notify the Company and (ii) Parent will use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient, when taken together with available cash of Parent and any equity financing, to consummate the Transactions on terms and conditions, when taken as a whole, no less favorable to Parent or Merger Sub as those terms and conditions set forth in the applicable Financing Agreements (“Alternative Financing”) as promptly as practicable following the occurrence of such event. In such event, (1) the term “Financing” as used in this Agreement will be deemed to include any such alternative debt financing, (2) the term “Financing” will be deemed to include the Alternative Financing, (3) the term “Financing Commitment Letters” will be deemed to include any commitment letters with respect to any such alternative debt financing and (4) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing.

(b) The Company will provide to Parent, and will cause its Subsidiaries to provide, at Parent’s cost and expense as provided in Section 5.14(d), and will use reasonable best efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent that is customary and necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Financing Agreements to be satisfied, including using reasonable best efforts in (i) assisting Parent and the Financing Sources with the preparation of Offering Documents, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information in the Offering Documents to prospective lenders, (ii) preparing and furnishing to Parent and the Financing Sources as promptly as practicable with all Required Information and, to the extent available to the Company, all other information and disclosures relating to the Company and its Subsidiaries (including their businesses, operations and financial projections) as may be reasonably requested by Parent of the type and form, and for the periods, customarily included in Offering Documents for the sale of equity securities, including on Form F-10 under the Securities Act, in Offering Documents used to syndicate credit facilities of the type to be included in the Financing and in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offerings of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offerings of debt securities will be made or as otherwise reasonably requested by Parent in connection with the Financing and the transactions contemplated by this Agreement or as otherwise necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” comfort and change period) from the Company’s independent accountants in connection with the offering(s) of debt securities contemplated by the Financing Commitment Letters and informing Parent if the Company has Knowledge of any facts that require the restatement of such financial statements constituting Required Information for such financial statements to comply with GAAP to the extent applicable, (iii) having the Company designate one or more members of senior management of the Company to participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Company and its Subsidiaries and Parent’s Financing Sources and potential lenders in the Financing, (iv) assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Financing Commitment Letters, (v) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain accountant’s comfort letters and consents from the Company’s independent auditors, (vi) assisting in the preparation and execution of definitive Financing Agreements and obtaining consents, legal opinions and title insurance as reasonably requested by Parent in connection with the Financing, (vii) subject to any contractual agreement in effect, facilitating the pledging of collateral for the Financing, including the making (or permitting the making) of security filings relating to such pledge and taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Financing, (viii) obtaining from the Company’s existing lenders and other parties to material leases and encumbrances relating to the Company and its Subsidiaries such consents, approvals, authorizations and instruments that may be reasonably requested by Parent in connection with the Financing and collateral arrangements or discharge, (ix) preparing and delivering to Parent any supplements to the above information as may be required pursuant to the Financing Commitment Letters and (x) providing at least five (5) Business Days prior to the Closing Date all documentation and other information as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least ten (10) Business Days prior to the anticipated Closing Date. The Company hereby consents to the use of the Company’s logos in connection with the Financing in a form and manner mutually agreed with the Company, including in the Offering Documents; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. The Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information to be included in any Offering Document to be used in connection with such Financing so that any such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading and so that such Required Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information.” For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company and its Subsidiaries under this Section 5.14 on multiple occasions between the date hereof and the Closing; provided, that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets.

(c) Notwithstanding the requirements of Section 5.14(b), (i) solely Parent shall be responsible for provision of any post-Closing pro forma financial information, including cost savings, synergies, capitalization, ownership or other pro forma adjustments (provided, that for the avoidance of doubt, the Company shall provide Parent with financial and other information relating to the Company and its Subsidiaries reasonably requested by Parent to allow

Parent to prepare such pro forma financial information) and any financial projections of the Company for and after the Effective Time, (ii) neither the Company nor any of its Subsidiaries or their respective Representatives shall be required to enter into any certificate, document, agreement or instrument which will be effective prior to the Effective Time, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (iv) none of the Company or any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability (other than those subject to reimbursement or indemnification pursuant to clause (d) below) in connection with the Financing prior to the Effective Time and (v) nothing herein shall require cooperation or assistance from a Company director, officer or employee to the extent such Company director, officer or employee is reasonably likely to incur any personal financial liability by providing such cooperation or assistance that will not be repaid or reimbursed in full by Parent. Parent and Merger Sub will have available at and immediately prior to the Effective Time cash in an aggregate amount sufficient to pay the total consideration payable pursuant to Article II. Parent and Merger Sub will have at and after the Closing funds sufficient to pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Transactions and the Financing.

(d) Parent will promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries or their Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 5.14(b), including the preparation of the Required Information and financial and other information requested by Parent and Merger Sub to the extent such information would not be required by the Company in the ordinary course and that the preparation of such Required Information and financial or other information on the expedited timeline requested by Parent did not result in costs and expenses greater than what would be incurred in the ordinary course. Parent will indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 5.14) and any information used in connection therewith, except with respect to any Required Information.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of Financing, or any Alternative Financing, is not a condition to Closing and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in Article VI.

Section 5.15 Payoff Letters. The Company shall use its reasonable best efforts to obtain and deliver to Parent no later than three (3) Business Days prior to the Closing Date customary payoff letters with respect to the financing arrangements set forth on Section 5.15 of the Company Disclosure Schedule (the “Loan Documents”) and updates to such payoff letters one (1) Business Day prior to the Closing Date, which each such payoff letter shall substantially provide (subject to customary exceptions) (x) that upon receipt of the payoff amount set forth in such payoff letter, the respective Loan Documents and related instruments and security documents shall be fully repaid and terminated and (y) that all Liens (and guarantees), if any, in connection therewith relating to the assets and properties of the Company and its Subsidiaries securing such obligations, shall be, upon the payment of the amount set forth in such payoff letter, released, discharged and terminated.

Section 5.16 Tax Matters.

(a) During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall:

(i) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by a change in applicable law;

(ii) consult with Parent with respect to all Post-Signing Returns that are income Tax Returns or material sales and use Tax Returns and deliver drafts of such Post-Signing Returns to Parent no later than ten (10) Business Days prior to the date on which such Post-Signing Returns are required to be filed;

(iii) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(iv) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice;

(v) promptly notify Parent of any federal, state, local or foreign income or franchise and any other Proceeding pending or threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims, and not settle or compromise any such Tax matter or Proceeding without Parent’s prior written consent;

(vi) not make or revoke any election with regard to Taxes or file any amended Tax Returns without the consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed;

(vii) not make any change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax laws or regulatory accounting requirements or GAAP; and

(viii) terminate all Tax Sharing Agreements to which the Company or any of its Subsidiaries is a party such that there are no further Liabilities thereunder other than any Tax Sharing Agreements solely among the Company and any of its Subsidiaries.

(b) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company or any of its Subsidiaries in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Company (or the applicable Subsidiary) when due, and the Company (or the applicable Subsidiary) shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, the Company (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax returns and other documentation.

Section 5.17 Resignation of Directors. The Company shall cause each director of the Company to tender written notice of his or her resignation effective as of the Effective Time (in form and substance reasonably satisfactory to Parent).

Section 5.18 Pre-Closing Reorganization.

(a) Subject to the other terms of this Agreement, the Company agrees that, upon request by Parent, the Company shall, and shall cause its Subsidiaries, to use their commercially reasonable efforts to (i) effect such reorganizations as Parent may reasonably request (a “Pre-Closing Reorganization”) and (ii) reasonably cooperate with Parent to determine the nature of any Pre-Closing Reorganization that might be undertaken and the manner in which it may most effectively be undertaken for all parties hereto.

(b) Parent acknowledges and agrees that a Pre-Closing Reorganization shall not (i) impede, delay or prevent consummation of the Transactions (including by giving rise to objections by third parties), (ii) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (iii) prejudice or have adverse consequences for the Company or any of its Subsidiaries in the event the Closing does not occur or (iv) be considered in determining whether a representation, warranty or covenant of the Company has been breached.

(c) Parent shall provide written notice to the Company of a proposed Pre-Closing Reorganization at least twenty (20) days prior to the Closing Date. Upon receipt of such notice, Parent and the Company shall work cooperatively and use commercially reasonable efforts to prepare, prior to the Closing Date, all documentation necessary and do such other acts and things as are necessary to give effect to a Pre-Closing Reorganization.

(d) Notwithstanding the foregoing, the Company shall not be required to implement a Pre-Closing Reorganization unless it is contingent on and effective as of or after the Closing Date.

Section 5.19 Preparation of Unaudited Financial Statements. The Company shall use its reasonable best efforts to prepare and deliver, or cause to be prepared and delivered, as promptly as possible after the date hereof, and in no event later than the Closing Date, unaudited consolidated balance sheets as of the end of the first fiscal quarter of 2016 and the related statements of income, stockholders’ equity and cash flows for the fiscal quarter then ended, prepared in accordance with GAAP applied on a similar basis to the Financial Statements, and which comply in all material respects with the requirements of Rule 3-05 of Regulation S-X under the Exchange Act applicable to a non-issuer entity whose financial statements are filed in an offering of securities registered with the SEC solely to satisfy Rule 3-05 of Regulation S-X.

Section 5.20 Certain Compliance Matters. The Company shall use its reasonable best efforts to continue the implementation of its internal control systems designed to assure compliance with applicable Anti-Corruption Laws and Trade Laws and shall promptly notify Parent if it becomes aware of any actual or suspected non-compliance with any Anti-Corruption Laws or Trade Laws.

Section 5.21 Certain Company Plans. At least five (5) Business Days prior to the Closing Date, the Company will terminate (i) the MWH Supplemental Executive Retirement Plan, (ii) the MWH Americas, Inc. Deferred Compensation Plan, and (iii) the MWH, Inc. 2005 Deferred Compensation Plan (collectively, the “Terminating Plans”). The termination of each Terminating Plan shall be effective immediately prior to the Effective Time. The Company shall provide Parent evidence that such resolutions to terminate the Terminating Plans have been adopted by the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be provided to Parent for review in advance of their adoption. The Company shall also take such other actions in furtherance of terminating any such Terminating Plan as may be necessary to effectuate such termination in compliance with the terms of such Terminating Plan and any applicable Laws. In addition, if the Company intends or is obligated to amend the MWH Retirement Plan to make any changes in the employees covered by the Plan, including to allow employees whose employment is covered solely under the Davis-Bacon Act and Slayden Construction Group, Inc. to participate in the Plan, then with the consent of the Parent in writing, the Company will adopt such amendment at least five (5) Business Days prior to the Closing Date so as to preserve the availability of the transition testing rule under Section 410(b)(6) of the Code.

Section 5.22 Top Up Payments. Promptly following the Effective Time, the Surviving Corporation shall send a letter containing a release substantially in the form of Exhibit F (the “Top Up Release”) to each shareholder or former shareholder of the Company set forth on Section 5.22 of the Company Disclosure Schedule (each, a “Top Up Shareholder”), offering to pay the amount in cash, without interest and subject to withholding for Taxes, set forth opposite such Top Up Shareholder’s name on Section 5.22 of the Company Disclosure Schedule, subject to adjustment pursuant to Section 2.5(b) (the “Top Up Consideration”). At or immediately following the Effective Time, Parent shall fund to the Exchange Agent, on behalf of the Company, an amount equal to the aggregate Top Up Consideration set forth on Section 5.22 of the Company Disclosure Schedule, subject to adjustment pursuant to Section 2.5(b) (such amount, the “Top Up Amount”). Upon receipt of a Top Up Release from a Top Up Shareholder (other than any Top Up Shareholder under the 401(k) Plan, which, for the avoidance of doubt, shall not be required to execute such Top Up Release to be entitled to Top-Up Consideration), the Exchange Agent shall pay the applicable Top Up Consideration to such Top Up Shareholder or, in the case of the 401(k) Plan, such Top Up Consideration shall be contributed to the 401(k) Plan for the benefit of the Top Up Shareholders who are participants or former participants in the 401(k) Plan. Such Top Up Consideration shall be paid either U.S. dollars or, at the election of the recipient, in an equivalent amount of the currency of his or her country of residence. Notwithstanding anything to the contrary contained herein, if a Top Up Shareholders elects to receive payment in a currency other than U.S. dollars, such holder shall bear all of the fees and costs charged by the Exchange Agent in connection with payment in a foreign currency, including foreign exchange and other customary fees, as a reduction in the amount payable hereunder. Subject to applicable Laws, the Company will treat payment of Top Up Consideration as additional consideration for the repurchase of shares of Company Common Stock and not as compensation for services rendered by a Top Up Shareholder.

Section 5.23 Data Room. The Company shall deliver to Parent no later than (i) two (2) Business Days after the date hereof and (ii) two (2) Business Days prior to the Closing Date an up-to-date electronic copy in CD-ROM format of the contents of the electronic data site titled “Project Mustang” administered by Intralinks on behalf of the Company.

Section 5.24 Stockholder Notes. From and after the date hereof, the Company shall not, and shall cause its Subsidiaries not to, make any deductions through payroll of any amount of principal or interest due to the Company or its Subsidiaries under any Stockholder Note relating to shares of Company Common Stock, BV Shares or NZ Shares. During the period between April 15, 2016 to the Effective Time, no interest will accrue on the Stockholder Notes. The Company shall calculate in good faith the principal and interest owing to the Company or its Subsidiaries at Closing under each Stockholder Note and deliver to Parent, no later than five (5) Business Days prior to Closing, a schedule setting forth, for each Stockholder Note, (a) the name of the borrower, (b) the name of the lender entity, (c) the amount of principal outstanding in U.S. dollars as of the Closing Date and (d) the amount of interest in U.S. dollars accrued and unpaid up to and included April 15, 2016.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. All waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and any required approval of the Merger by any Governmental Authority shall have been obtained pursuant to any Foreign Antitrust Laws.

(c) No Injunctions or Restraints. No Law or Order (whether temporary, preliminary or permanent) enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect directly or indirectly enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal.

(d) No Proceedings. There shall not be pending any Proceeding by any Governmental Authority that seeks to restrain, enjoin, make illegal or otherwise prohibit consummation of the Transactions.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations or warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, notwithstanding the foregoing, (i) each of the representations and warranties of the Company set forth in Section 3.1(a) (Organization, Standing and Corporate Power), Section 3.2 (Capitalization), Section 3.7(a)(ii) (Absence of Certain Changes), Section 3.14 (Anti-Takeover Provisions) and Section 3.18 (Brokers and Other Advisors) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (ii) each of the representations and warranties set forth in Section 3.3(a) (Authority; Noncontravention) and Section 3.21 (Compliance with Anti-Corruption and Anti-Money Laundering Laws; Sanctions), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or be continuing a Company Material Adverse Effect.

(d) FIRPTA Certificate. The Company shall deliver to Parent on the Closing Date a certificate or certificates, in compliance with Treasury Regulations Section 1.1445-2, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

(e) Dissenting Shares. Appraisal rights shall not have been perfected pursuant to Section 262(d) of the DGCL by stockholders of the Company with respect to more than 7.5% of the number of shares of Company Common Stock outstanding prior to the Effective Time.

(f) Exemption Application. Parent shall have received the exemption sought by the Exemption Application on the conditions, or substantially similar conditions, to those contemplated in Exhibit E or the shareholders of NZ Sub shall have approved by ordinary resolution in accordance with Rule 7(c) of the Takeovers Code and all other applicable provisions of the Takeovers Code the indirect acquisition by Parent of NZ Sub.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures of such representations and warranties to be true and correct as would not, individually or in the aggregate, reasonably be expected to prevent or otherwise have a material adverse effect on the ability of Parent and Merger Sub to consummate the Transactions. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3 as the case may be, to be satisfied if such failure was primarily caused by such party’s failure to use its reasonable best efforts to consummate the Merger and other Transactions or material breach of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by the mutual written consent of the Company and Parent.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, by written action of either the Company Board or the Parent Board if:

(a) whether before or after receipt of the Company Stockholder Approval, the Merger shall not have been consummated on or before July 12, 2016 (the “End Date”); provided, that in the event the Marketing Period has commenced but has not been completed on or before the End Date, the End Date shall be extended for the remaining term of the Marketing Period plus two (2) Business Days; provided, further, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to a party if the failure of the Merger to have been consummated on or before the End Date was primarily due to such party’s material breach of any of its obligations under this Agreement;

(b) whether before or after receipt of the Company Stockholder Approval, any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have used such standard of efforts to the extent required by and subject to Section 5.4 to prevent, oppose and remove such Restraint; or

(c) the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained.

Section 7.3 Termination by Parent. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by written action of the Parent Board if:

(a) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), respectively, and (B) cannot be cured by the Company by the End Date or, if capable of being cured by the End Date, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.3(a) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.3(a) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder; or

(b) the Company Board shall have effected a Company Adverse Recommendation Change.

Section 7.4 Termination by the Company. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by written action of the Parent Board if:

(a) Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), respectively, and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured by the End Date, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.4(a) and the basis for such termination; provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.4(a) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder; or

(b) at any time prior to the receipt of the Company Stockholder Approval in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.3; provided that the right to terminate this Agreement pursuant to this Section 7.4(b) shall not be available to the Company unless the Company pays or has paid the Company Termination Fee to Parent or causes the Company Termination Fee to be paid to Parent in accordance with Section 7.6 (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly (and in any event within one (1) Business Day following delivery of such instructions).

Section 7.5 Effect of Termination. In the event of the termination of this Agreement pursuant to this Article VII, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, other than Section 5.6(a) (Access to Information; Confidentiality), Section 5.10(b) (Notice of Certain Matters; Transaction Litigation), Sections 5.14(c) and (d) (Financing), this Section 7.5 (Effect of Termination), Section 7.6 (Termination Fee; Expense Reimbursement) and Article VIII (Miscellaneous), all of which shall survive termination of this Agreement in accordance with their terms and conditions (and for the avoidance of doubt, no such termination shall relieve the Company of its obligations to reimburse the Parent Expenses or to pay the Company Termination Fee if, as and when required pursuant to Section 7.6), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder; provided, however, that no party shall be relieved or released from any liabilities or damages arising out of any knowing and intentional breach of this Agreement or fraud. Without limiting the foregoing, if (i) the conditions in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied immediately prior to the consummation of the Merger, but provided that such conditions would be satisfied if the time of the consummation of the Merger were such date), (ii) the Company has irrevocably confirmed in writing to Parent and the Merger Sub that it is ready, willing and able to consummate the Merger in accordance with Section 1.2, and (iii) notwithstanding the preceding clauses (i) and (ii), Parent and Merger Sub fail to consummate the Merger when required in accordance with Section 1.2, then it shall be deemed to be a knowing and intentional breach whether or not Parent or Merger Sub had sufficient funds available to consummate the Merger or take such action. The Confidentiality Agreement shall survive in accordance with its terms termination of this Agreement.

Section 7.6 Termination Fee; Expense Reimbursement.

(a) In the event Parent terminates this Agreement pursuant to Section 7.3(a) or either party terminates this Agreement pursuant to Section 7.2(c), within three (3) Business Days after such termination, the Company shall pay or cause to be paid to Parent any and all documented fees and expenses of third parties (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives) actually incurred, paid or payable by or on behalf of Parent or any of its Affiliates in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of this Agreement or the Transactions but excluding any fees or expenses paid or payable to a Financing Source in connection with the Financing (the “Parent Expenses”); provided, that in no event shall the Company be required to pay more than $7,500,000 in Parent Expenses; provided, further, that the payment by the Company of the Parent Expenses pursuant to this Section 7.6(a) shall not relieve the Company of any obligation to pay the Company Termination Fee, except to the extent indicated in the proviso to Section 7.6(b).

(b) In the event that this Agreement is terminated:

(i) by the Company pursuant to Section 7.4(b);

(ii) by Parent pursuant to Section 7.3(b); or

(iii) by the Company pursuant to Section 7.2(a) or Section 7.2(c) and at the time of such termination Parent could have terminated the Agreement pursuant to Section 7.3(b); or

(iv) by Parent or the Company pursuant to Section 7.2(a) or Section 7.2(c), if (x) a Takeover Proposal shall have been made to the Company after the date hereof and not withdrawn (I) in the case of termination pursuant to Section 7.2(a), prior to the date of such termination, or (II) in the case of termination pursuant to Section 7.2(c), prior to the date of the Company Stockholder Meeting, and (y) within twelve (12) months of the date this Agreement is terminated, the Company enters into an Alternative Acquisition Agreement with respect to any Takeover Proposal or consummates the transactions contemplated by any Takeover Proposal (in each case, regardless of whether it is the same Takeover Proposal); provided that for purposes of clause (y) of this Section 7.6(b)(iv), the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”;

then the Company shall pay or cause to be paid to Parent (or as directed by Parent) an amount equal to $30,000,000 (the “Company Termination Fee”) by wire transfer of immediately available cash funds to an account specified by Parent, and such payment shall be made: (A) concurrently with the termination with respect to the events described in clause (i) of Section 7.6(b), (B) promptly, but in no event later than within two (2) Business Days of such termination with respect to the events described in clauses (ii) or (ii) of Section 7.6(b) and (C) within five (5) Business Days after the earlier to occur of the entry into an Alternative Acquisition Agreement and the consummation of a Takeover Proposal with respect to the events described in clause (iii) of Section 7.6(b); provided, that any Parent Expenses paid by the Company to Parent pursuant to Section 7.6(a) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee that otherwise would be required to be paid by the Company to Parent pursuant to of this Section 7.6(b).

(c) Notwithstanding the foregoing, in no event shall the Company be required to reimburse the Parent Expenses or pay the Company Termination Fee on more than one occasion, and in no event shall the aggregate payments pursuant to Section 7.6(a) and Section 7.6(b) exceed the amount of the Company Termination Fee. Each of the Company and Parent acknowledges and agrees that (i) the agreements contained in this Section 7.6, are an integral part of the Transactions, (ii) without these agreements, Parent, Merger Sub and the Company would not have entered into this Agreement and (iii) any amount payable pursuant to this Section 7.6 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such amount is payable. If: the Company fails to pay when due any amount payable under this Section 7.6, then: (A) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.6 and (B) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to 10% over the “prime rate” (as reported by Bloomberg L.P. on the date such overdue amount was originally required to be paid).

(d) Upon termination of this Agreement, other than with respect to a willful and material breach of Section 5.3, Parent’s right, if any, to receive the Company Termination Fee from the Company pursuant to Section 7.6(b) shall be the sole and exclusive remedies of Parent, Merger Sub and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current or future stockholders, directors, officers, managers, members, Affiliates, agents and other Representatives, for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, and upon payment of such amount, none of the Company, its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the other transactions contemplated by this Agreement; provided, however, that in no event shall Parent or Merger Sub be entitled to both the payment of the Company Termination Fee and specific performance of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1    No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.2    Fees and Expenses. Except as provided in Section 7.6, whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.3    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto and delivered by duly authorized officers of the respective parties; provided, however, that (i) following approval of the Transactions by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval and (ii) this Section 8.3, Section 8.5(c), Section 8.7(b)(iii), Section 8.8(b), Section 8.9 and Section 8.10 may not be amended or supplemented in a manner material and adverse to the Financing Sources without the prior written consent of the Financing Sources. A termination of this Agreement pursuant to Article VII or a material amendment or waiver of this Agreement pursuant to this Section 8.3 or

Section 8.4 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by their respective board of directors (or a duly authorized committee thereof).

Section 8.4 Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) subject to Section 8.3, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, that (a) Parent may designate, by written notice to (but without the consent of) the Company, another wholly-owned direct or indirect Subsidiary to be the party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, that any such designation shall not materially impede or delay the consummation of the Merger or the Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement, (b) Parent may assign any or all of its rights and obligations hereunder to one or more of its Affiliates; provided, that any such assignment shall not relieve Parent of its liabilities and obligations hereunder, and (c) Parent may assign any of its rights and benefits under this Agreement to any Financing Source as collateral security for its obligations to such Financing Sources. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, and the exhibits hereto, together with the other agreements or instruments referred to herein or entered into contemporaneously herewith, (including the Confidentiality Agreement) (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Company’s stockholders and holders of Restricted Stock, SARs, and Stock Units to receive payments pursuant to Article II, respectively, at the Effective Time, (ii) the provisions of

Section 5.8 and the indemnification and reimbursement obligations of Parent pursuant to Section 5.14(d) and (iii) the provisions of Section 8.3, this Section 8.7(b)(iii), Section 8.8(b), Section 8.9 and Section 8.10 with respect to the Financing Sources is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that any Proceeding arising out of or relating to Financing to which the Financing Sources are parties shall be governed by, and construed in accordance with, the laws set forth in the Financing Commitment Letters.

(b) Each of the parties hereto hereby agrees that (i) all Proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any Proceeding of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Commitment Letters or the performance thereof, in any forum other than as required under the Financing Commitment Letters, and with respect to any Proceeding in connection with this Agreement brought against the Financing Sources, the Company and its Affiliates (w) submit to the exclusive jurisdiction of the courts as required by the Financing Commitment Letters (the courts described in this clause (w), the “Applicable Courts”), and agree that all claims in respect of any such Proceeding may be heard and determined only in the Applicable Courts, (x) waive, to the fullest extent they may legally do so, any objection which they may now or hereafter have to the laying of venue of any Proceeding in any Applicable Court, (y) waive, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any Applicable Court, and (z) agree that a final judgment in any such Proceeding will be conclusive and may be enforced in other jurisdictions by suit in on the judgment or any other manner provided by Law.

(c) Each party hereto irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such Proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 8.9 Specific Enforcement. Each party hereto acknowledges and agrees that the rights to an injunction, specific performance or other equitable remedy contemplated herein are an integral part of the transactions contemplated by this Agreement and without such right, none of the parties hereto would have entered into this Agreement. The parties hereto hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any party under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The parties further agree that (i) by seeking the remedies provided for in this Section 8.9, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.9 are not available or otherwise are not granted, and (ii) nothing set forth in this this Section 8.9 shall require any party to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 8.9 prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 8.9 or anything set forth in this Section 8.9 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything to the contrary in this Section 8.9, the Company and its Affiliates shall have no right to (i) directly enforce the rights of Parent, Merger Sub or any of their respective Affiliates in respect of the Financing or under the Financing Commitment Letters or (ii) seek any form of relief directly from the Financing Sources, and the Company and its Affiliates hereby (A) acknowledge that none of the Financing Sources will have any liability under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including any dispute related to, or arising from, any Financing, any Financing Commitment Letters, any Financing Agreements or the performance thereof, (B) waive any rights or claims against any of the Financing Sources in connection with this Agreement, any Financing, any Financing Commitment Letters or any Financing Agreement, whether at law or equity, in contract, in tort or otherwise, and (C) agree not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any Proceeding against any Financing Source in connection with this Agreement, any Financing, any Financing Commitment Letters, any Financing Agreement or the transactions contemplated hereby or thereby .

Section 8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS.

Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:
Stantec Inc.
10160-112 Street
Edmonton, Alberta
Canada T5K 2L6
Attention:	Corporate Secretary
Facsimile:	(780) 917-7330

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019-6064
Attention:	Adam M. Givertz
Facsimile:	(212) 492-0224
Email:	agivertz@paulweiss.com

If to the Company, to:

MWH Global, Inc. 380 Interlocken Crescent, Suite 200
Broomfield, Colorado 80021
Attention:	General Counsel
Facsimile:	(303) 533-1900

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 300 North LaSalle
Chicago, Illinois 60654
Attention:	Keith S. Crow, P.C.
Facsimile:	(312) 862-2200
Email:	keith.crow@kirkland.com

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto; provided, that such notification shall only be effective on the date specified in such notice (but in no event prior to the date notice is given) or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect in such jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the parties hereto shall negotiate in good faith to modify this Agreement as to that jurisdiction so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 8.14 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“401(k) Plan” shall mean the MWH Retirement Plan A and Plan B as amended and restated as single plan called the MWH Retirement Plan, effective as of January 1, 2016.

“401(k) Stock Determination” shall mean the determination by the 401(k) Stock Fiduciary, made in the exercise of its fiduciary discretion under ERISA and the terms of the MWH Trust Agreement effective June 1, 2013, that the consideration the 401(k) Plan will receive for each share of Company Common Stock held by the 401(k) Plan is adequate consideration, that the sale by the 401(k) Stock Fiduciary of such shares held by the 401(k) Plan is prudent and for the exclusive purpose of providing benefits to participants and beneficiaries of the 401(k) Plan and that the sale by the 401(k) Stock Fiduciary of such shares held by the 401(k) Plan will not constitute a prohibited transaction or otherwise violate ERISA or the Code.

“401(k) Stock Fiduciary” shall mean the trustees of the MWH Retirement Plan Trust Agreement, effective June 1, 2013, solely in their capacity as fiduciaries of the Company Stock held by the Plan.

“401(k) Stock Fiduciary Certificate” shall mean the certificate duly executed by the 401(k) Stock Fiduciary certifying the 401(k) Stock Determination.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement that contains provisions that are substantially similar and not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement may permit the making of a Takeover Proposal.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Affiliate Transaction” shall have the meaning set forth in Section 3.21(f).

“Agreement” shall have the meaning set forth in the preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.3(a).

“Alternative Financing” shall have the meaning set forth in Section 5.14(a).

“Antitrust Laws” shall have the meaning set forth in Section 5.4(a).

“Anti-Corruption Laws” shall have the meaning set forth in Section 3.21(a).

“Anti-Takeover Law” shall have the meaning set forth in Section 3.3(c).

“Applicable Courts” shall have the meaning set forth in Section 8.8(b).

“Balance Sheet Date” shall have the meaning set forth in Section 3.6.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“BofA Merrill Lynch” shall have the meaning set forth in Section 3.17.

“Budget” shall have the meaning set forth in Section 5.1(b)(ix).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the banks in the City of New York are authorized or required by Law to be closed.

“Buyer Arrangements” shall have the meaning set forth in Section 3.11(k).

“BV Minority Shareholder” shall have the meaning set forth in Section 1.7(a).

“BV Offer Package” shall have the meaning set forth in Section 1.7(a).

“BV Share Purchase Agreement” shall have the meaning set forth in Section 1.7(a).

“BV Shares” shall have the meaning set forth in Section 3.2(b).

“BV Sub” shall have the meaning set forth in the recitals.

“Cap” shall have the meaning set forth in Section 2.5(b).

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Claim” shall have the meaning set forth in Section 5.8(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in Section 2.2(f).

“Collective Bargaining Agreement” shall have the meaning set forth in Section 3.20.

“Company” shall have the meaning set forth in the preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 5.2(c).

“Company Common Stock” shall have the meaning set forth in Section 2.1.

“Company Disclosure Schedule” shall have the meaning set forth in Article III.

“Company Employees” shall have the meaning set forth in Section 5.11(a).

“Company Indemnification Documents” shall have the meaning set forth in Section 5.8(a).

“Company Intellectual Property” shall mean, collectively, all Owned Intellectual Property and all Licensed Intellectual Property used or held for use in connection with the operation of the business of the Company and its Subsidiaries.

“Company Intervening Event” shall mean any material event, occurrence or development (i) that is unknown to, or was not reasonably foreseeable by, the Company Board as of the date of this Agreement and becomes known to the Company Board prior to the Company Stockholder Approval and (ii) does not relate to (A) any Takeover Proposal or any inquiry relating thereto or any consequence thereof or (B) any actions taken by Parent or the Company in accordance with Section 5.4 or the consequences of any such action; provided, that such event, occurrence or development must materially affect the business, assets or operations of the Company and its Subsidiaries, taken as a whole.

“Company Joint Venture Agreements” shall have the meaning set forth in Section 3.1(c).

“Company Joint Venture Entity” shall have the meaning set forth in Section 3.1(c).

“Company Joint Venture Securities” shall have the meaning set forth in Section 3.1(c).

“Company Material Adverse Effect” shall mean any change, event, occurrence, state of facts, development or effect that, individually or together with any one or more other changes, events, occurrences, states of facts, developments or effects (a) is or would reasonably be expected to be materially adverse to the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its Subsidiaries, taken as a whole, other than any change, event, occurrence, state of facts, development or effect to the extent arising out of, resulting from or relating to the following: (i) any condition, change, event, occurrence or effect in any of the industries or markets in which the Company or its Subsidiaries operates; (ii) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy after the date hereof; (iii) general economic, regulatory or political conditions (or changes therein after the date hereof) or conditions (or changes therein after the date hereof) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or any of its Subsidiaries conducts a material portion of the business of the Company and its Subsidiaries, taken as a whole; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) any action expressly required to be taken by the terms of this Agreement or any action taken or not taken at the written request or direction of Parent or Merger Sub; (vi) any change in the formula price or market value of the capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); (vii) any failure, in and of itself, by the Company or its Subsidiaries to meet internal or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings with respect to the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); and (viii) any initiated or threatened Proceeding against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to allegations by any current or former stockholder of the Company directly related to the execution and delivery of this Agreement or the transactions contemplated hereby; provided, that in each of clauses (i) through (iv), that such change, event, occurrence, state of facts, development or effect may be taken into account if it affects the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business and industries in which the Company and its Subsidiaries operate; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, impair, interfere with, hinder or delay the ability of the Company to perform its obligations under this Agreement or the consummation by the Company of the Transactions.

“Company Material Contract” shall have the meaning set forth in Section 3.16(b).

“Company Material Subsidiaries” shall mean those Subsidiaries of the Company listed on Schedule 8.14 hereto.

“Company Organizational Documents” shall have the meaning set forth in Section 3.1(d).

“Company Permits” shall have the meaning set forth in Section 3.9(a).

“Company Plans” shall mean (a) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and (b) each other employee benefit plan, program or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive compensation, cash bonus or incentive compensation, change of control payments, retirement or deferred compensation, profit sharing, unemployment or severance compensation, or employment or consulting agreement, health or medical benefits, disability or sick leave plan, program or arrangement, that the Company or any of its Subsidiaries maintains, sponsors, administers, participates in, is a party or contributes to for any current or former employee, officer, or director of, or other service provider to, the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability.

“Company Software” shall have the meaning set forth in Section 3.13(f).

“Company Stock Plans” shall mean all equity and equity-based compensation plans of the Company and its Subsidiaries, including the Deferred Compensation Plan, MWH Global Stock Unit and Performance Stock Unit Award Agreements, the Innovyze 2013 Long Term Incentive Plan, and the Stock Appreciation Rights Agreements, but excluding the 401(k) Plan.

“Company Stockholder Approval” shall have the meaning set forth in Section 3.19.

“Company Stockholders Meeting” shall have the meaning set forth in Section 5.2(b).

“Company Termination Fee” shall have the meaning set forth in Section 7.6(a).

“Compliant” shall mean, as of the time of determination with respect to the Required Information, that (A) such Required Information when taken as a whole (i) does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries and (ii) does not omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make the statements in such Required Information not materially misleading in light of the circumstances under which they were made, (B) the Company’s independent accountant has not withdrawn its audit opinion with respect to any audited consolidated financial statements of the Company contained in the Required Information (it being understood that the Required Information will be Compliant in respect of this clause (B) upon the issuance of a new audit opinion with respect to such consolidated financial statements of the Company for the applicable periods by the independent accountant or another independent accounting firm) and (C) the Company has not announced its intention to restate any historical financial statements of the Company included in the Required Information (it being understood that the Required Information will be Compliant in respect of this clause (C) if such restatement is completed and furnished to Parent or the Company has determined that no such restatement is required).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.6(a).

“Contract” shall mean any agreement (including any loan or credit agreement), debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, sublicense, contract, loan, conditional sales contract, franchise agreement, promise, undertaking, commitment, arrangement or other binding obligation or arrangement, in each case, whether written or oral.

“Council Directive” shall have the meaning set forth in Section 3.11(m).

“D&O Insurance” shall have the meaning set forth in Section 5.8(d).

“Deferred Compensation Plan” means the Montgomery Watson Deferred Compensation Plan and the MWH Americas. Inc. 2005 Deferred Compensation Plan, as each may be amended from time to time.

“DGCL” shall have the meaning set forth in the recitals.

“Dissenting Shares” shall have the meaning set forth in Section 2.3.

“Dissenting Stockholder” shall have the meaning set forth in Section 2.3.

“EC Merger Regulation” shall mean Council Regulation 139/2004 of the European Community.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Employment Agreements” shall have the meaning set forth in the recitals.

“Encumbrances” shall mean any mortgage, deed of trust, lease, license, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, or encumbrance of any kind or nature.

“End Date” shall have the meaning set forth in Section 7.2(a).

“Environmental Laws” shall mean all Laws relating to workplace safety or health, pollution or protection of the environment, including Laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials, substances or wastes.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Exchange Agent” shall have the meaning set forth in Section 2.2(a).

“Exemption Application” shall have the meaning set forth in Section 1.8(b).

“FAR” shall mean the U.S. Federal Acquisition Regulation.

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Financing” shall have the meaning set forth in Section 4.6.

“Financing Agreements” shall mean those definitive agreements with respect to the Financing Commitment Letters on terms and conditions set forth in the Financing Commitment Letters or consistent in all material respects with the Financing Commitment Letters.

“Financing Commitment Letters” shall have the meaning set forth in the recitals.

“Financing Source” shall mean, in its capacity as such, any lender providing a commitment pursuant to the Financing Commitment Letters or any Affiliates, employees, officers, directors, agents or advisors of any such Person and their respective successors and assigns.

“Foreign Antitrust Laws” shall mean approvals or filings required under, and compliance with other applicable requirements of, EC Merger Regulation or any other non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Government Bid” shall mean any offer made by the Company or any of its Subsidiaries prior to the Effective Time which, if accepted, would result in a Government Contract.

“Government Contract” shall mean any Contract arising out of the operation of the business of the Company and its Subsidiaries, including any teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter agreement or other similar arrangement of any kind, between the Company or any of its Subsidiaries on the one hand, and (a) any Governmental Authority, (b) any prime contractor to any Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor at the first tier with respect to any Contract of a type described in clause (a) or clause (b) above, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Authority” shall mean any national, federal, state, county, municipal or local, U.S., non-U.S. or multinational or international government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality or entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any agency, division, bureau, department or other political subdivision thereof.

“Governmental Official” shall mean (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Hazardous Materials” shall mean any materials or substances or wastes as to which liability or standards of conduct may be imposed under any Environmental Law.

“Holdings” shall have the meaning set forth in Section 1.7(a).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean any indebtedness for borrowed money (including the issuance of any debt security), any capital lease obligations and any guarantee of any such indebtedness or debt securities of any other Person.

“Indemnitees” shall have the meaning set forth in Section 5.8(a).

“Insurance Policies” shall have the meaning set forth in Section 3.24.

“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, whether registered or unregistered, all (a) patents and patent applications (including reissues, divisions, continuations, continuations-in-part, reexaminations and extensions thereof) and inventions, (b) trademarks, trade names, service marks, logos, trade dress, corporate names, internet domain names, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (c) copyrights, mask works and databases, (d) Software, (e) trade secrets, confidential business information and other proprietary know-how and information, (f) social media identifiers and (g) all other intellectual property rights of any kind or nature.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” shall mean (a) in the case of the Company, the actual knowledge, after reasonable inquiry of the individuals listed on Section 8.14 of the Company Disclosure Schedule and (b) in the case of Parent and Merger Sub, the actual knowledge, after reasonable inquiry, of Robert Gomes, Daniel Lefaivre and Paul Alpern.

“Latest Balance Sheet” shall have the meaning set forth in Section 3.5(a).

“Laws” shall have the meaning set forth in Section 3.9(a).

“Leased Real Property” shall have the meaning set forth in Section 3.15(b).

“Liabilities” shall mean any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Intellectual Property” shall mean all Intellectual Property, other than Owned Intellectual Property, used or held for use by the Company or one or more of its Subsidiaries in connection with the operation of their business pursuant to a license Contract.

“Liens” shall mean any pledges, liens, charges, claims, encumbrances, covenants, restrictions on transfer, options to purchase or lease or otherwise acquire any interest, option, right of first refusal, right of first offer or security interests of any kind or nature whatsoever, whether voluntarily incurred or arising by operation of Law.

“Loan Documents” shall have the meaning set forth in Section 5.15.

“Marketing Period” shall mean the first period of 15 consecutive calendar days, ending no earlier than 35 calendar days after the date hereof (a) throughout and at the end of which Parent and the Financing Sources shall have the Required Information and such Required Information is Compliant (it being understood that if the Company shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes the Required Information was delivered), in which case the Company shall be deemed to have delivered the Required Information unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information or the Required Information is not Compliant and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with itemized specificity which Required Information the Company has not delivered or is not Compliant) and, if the Company shall thereafter in good faith reasonably believe that it has provided such Required Information or that the Required Information is Compliant, it may deliver to Parent a written notice to that effect, in which case the Company shall be deemed to have delivered the Required Information unless Parent in good faith reasonably believes that the Company has not completed delivery of the such Required Information or the Required Information is not at that time Compliant and, within two (2) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to that effect (stating with itemized specificity which Required Information the Company has not delivered or is not Compliant)) and (b) that on or prior to end of which the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing) shall be satisfied.

Notwithstanding anything in this definition to the contrary, the Marketing Period shall end on any earlier date prior to the expiration of the 15-consecutive calendar day period described above if the Financing is consummated on such earlier date.

“MEL” shall have the meaning set forth in Section 3.2(b).

“Merger” shall have the meaning set forth in the recitals.

“Merger Sub” shall have the meaning set forth in the recitals.

“New Plans” shall have the meaning set forth in Section 5.11(b).

“Non-U.S. Company Plan” shall have the meaning set forth in Section 3.11(a).

“Notice of Recommendation Change” shall have the meaning set forth in Section 5.3(d).

“NZ Minority Shareholder” shall have the meaning set forth in Section 1.8(c).

“NZ Offer Package” shall have the meaning set forth in Section 1.8(c).

“NZ Share Purchase Agreement” shall have the meaning set forth in Section 1.8(c).

“NZ Shares” shall have the meaning set forth in Section 3.2(c).

“NZ Sub” shall have the meaning set forth in the recitals.

“OFAC” shall have the meaning set forth in Section 3.21(f).

“OFAC Prohibited Party” shall have the meaning set forth in Section 3.21(f).

“Offering Documents” shall mean offering and syndication documents and materials, including registration statements, prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency materials and similar documents and materials, in connection with the Financing.

“Old Plans” shall have the meaning set forth in Section 5.11(b).

“Order” shall mean any order, writ, injunction, decree, consent decree, judgment, ruling, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent, or whether written or oral).

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or one or more of its Subsidiaries.

“Owned Real Property” shall have the meaning set forth in Section 3.15(c).

“Parent” shall have the meaning set forth in the preamble.

“Parent Board” shall mean the board of directors of Parent.

“Parent Expenses” shall have the meaning set forth in Section 7.6(a).

“Parent Material Adverse Effect” shall mean any change, event, occurrence or effect that would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Merger Sub of the Transactions.

“Per Share Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“Permitted Encumbrances” shall mean (a) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and (b) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances that (i) are disclosed in the public records, (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property or (iii) individually and in the aggregate, (A) are not substantial in character, number or extent in relation to the applicable real property and (B) do not materially and adversely impact the Company’s current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location.

“Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business for an amount not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, and (c) Liens arising under or in connection with applicable building and zoning laws, codes, ordinances, and state and federal regulations, in the ordinary course of business and not by reason of a failure to comply with legal requirements.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Personal Data” shall mean information, in any form, that identifies an individual or, in combination with any other information or data in possession of the Company or any of its Subsidiaries, could reasonably be used to identify an individual.

“Post-Signing Returns” shall have the meaning set forth in Section 5.16(a)(i).

“Pre-Closing Reorganization” shall have the meaning set forth in Section 5.18(a).

“Proceeding” shall mean any suit, action, claim, charge, complaint, litigation, arbitration, mediation, hearing, investigation, audit, petition, public inquiry, arbitration, mediation or similar proceeding (in each case, whether civil, criminal or administrative, whether public or private, formal or informal, in law or in equity) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Proxy Statement” shall have the meaning set forth in Section 5.2(a).

“Real Property Leases” shall have the meaning set forth in Section 3.15(b).

“Regulation 10” shall have the meaning set forth in Section 3.11(m).

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the soil, surface water or groundwater.

“Relevant Benefits” shall have the meaning given to the term “relevant benefits” in section 393B of the U.K. Income Tax (Earnings and Pensions) Act 2003.

“Remaining Minority BV Shares” shall have the meaning set forth in Section 1.7(d).

“Remedial Action” shall have the meaning set forth in Section 5.4(d).

“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, consultants, investment bankers or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers and employees of such Person and its Subsidiaries.

“Required Information” shall mean (a) the (i) Financial Statements and (ii) unaudited consolidated balance sheets of the Company as of the end of the first fiscal quarter of 2016 and each subsequent fiscal quarter ended at least 45 days before the end of the Marketing Period, and the related statements of income, stockholders’ equity and cash flows for each such fiscal quarter then ended, and in the case of clauses (i) and (ii), prepared in accordance with GAAP and which comply in all material respects with the requirements of Rule 3-05 of Regulation S-X under the Exchange Act applicable to a non-issuer entity whose financial statements are filed in an offering of securities registered with the SEC solely to satisfy Rule 3-05 of Regulation S-X, (b) other historical financial information regarding the Company and its Subsidiaries that is available to or readily obtainable by the Company and as may be reasonably requested by Parent or Merger Sub to allow Parent to prepare pro forma financial statements to give effect to the Transactions and and (c) other financial information regarding the Company and its Subsidiaries that is available to or readily obtainable by the Company as may be reasonably requested by Parent or Merger Sub required to be provided to the Financing Sources by the terms of the Financing Commitment Letters, it being understood and agreed that such information shall not include pro forma financial information or projections, which shall be the responsibility of Parent (without waiver of the obligations of the Company under Section 5.14).

“Restraints” shall have the meaning set forth in Section 6.1(c).

“Restricted Stock” shall have the meaning set forth in Section 2.4(a).

“Run-Off E&O Policies” shall have the meaning set forth in Section 5.9(a).

“Run-Off Policies” shall have the meaning set forth in Section 5.9(a).

“Run-Off Non-E&O Policies” shall have the meaning set forth in Section 5.9(a).

“SAR” shall have the meaning set forth in Section 2.4(b).

“SEC” shall have the meaning set forth in Section 3.2(f).

“Securities Act” shall have the meaning set forth in Section 3.1(b).

“Sherman Act” shall mean the Sherman Antitrust Act of 1890.

“Software” shall mean computer software programs, including all source code, object code, systems, specifications, data, designs and documentation related thereto.

“Stock Unit” shall have the meaning set forth in Section 2.4(b).

“Stockholder Notes” shall have the meaning set forth in Section 2.1(d).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which (x) securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party or (y) such party controls the management of such entity.

“Subsidiary Transactions” shall have the meaning set forth in the recitals.

“Superior Proposal” shall have the meaning set forth in Section 5.3(h).

“Support Agreements” shall have the meaning set forth in the recitals.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Proposal” shall have the meaning set forth in Section 5.3(g).

“Takeovers Code” shall have the meaning set forth in Section 1.8(b).

“Takeovers Panel” shall have the meaning set forth in Section 1.8(b).

“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreements” shall have the meaning set forth in Section 3.10(g).

“Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing.

“Terminating Plans” shall have the meaning set forth in Section 5.21.

“Top Up Amount” shall have the meaning set forth in Section 5.22.

“Top Up Consideration” shall have the meaning set forth in Section 5.22.

“Top Up Release” shall have the meaning set forth in Section 5.22.

“Top Up Shareholder” shall have the meaning set forth in Section 5.22.

“Trade Laws” shall have the meaning set forth in Section 3.21(f).

“Transaction Claim” shall have the meaning set forth in Section 5.10(a).

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger and the Subsidiary Transactions.

“U.K. Pension Plan” shall mean the MWH UK Limited Pension & Life Assurance Plan.

“U.S. Company Plan” shall have the meaning set forth in Section 3.11(a).

“Uncertificated Share” shall have the meaning set forth in Section 2.1(c).

Section 8.15 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be disjunctive but not exclusive. Any reference to “ordinary course of business” will be interpreted to mean “ordinary course of business consistent with past practice.” Reference to “dollars” or “$” shall be deemed reference to the lawful money of the United States of America. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MWH GLOBAL, INC.

By:	“Alan J. Krause”
	Name:	Alan J. Krause
	Title:	Chief Executive Officer

MUSTANG ACQUISITION, INC.

By:	“Robert J. Gomes”
	Name:	Robert J. Gomes
	Title:	President

STANTEC INC.

By:	“Robert J. Gomes”
	Name:	Robert J. Gomes
	Title:	President and Chief Executive Officer

By:	“Daniel Lefaivre”
	Name:	Daniel Lefaivre
	Title:	Executive Vice President and Chief Financial Officer